UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, 6th Floor
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastian Rivera Martinez
Name: Sebastian Rivera Martinez
Title: Legal Manager

Dated: July 11, 2016

Table Of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Unaudited Condensed Consolidated Interim Financial Statements as of and for the three-month period ended March 31, 2016	F-1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016

This Report on Form 6-K consists of a management’s discussion and analysis of financial condition and results of operations and the unaudited condensed consolidated interim financial statements of the registrant as of and for the three-month period ended March 31, 2016 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean Pesos and prepared in accordance with International Financial Reporting Standards.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and, consequently, is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru, Colombia and elsewhere in Latin America or global markets; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the terms “Cencosud S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. The company believes Peru and Colombia are high-growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth and low formal retail penetration as described herein and in the section titled “Item 4. Information on the Company—B. Business Overview—Industry Overview and Competition” in our Annual Report on Form 20-F for the year ended December 31, 2015 filed on April 15, 2016, as amended by Amendment No. 1 to Form 20-F filed with the Commission on July 7, 2016 (collectively, the “2015 Form 20-F”).  As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 794,592 square meters of gross leasable area for third parties as of March 31, 2016, and we also offer open and private label credit cards, consumer loans and limited financial services to our retail customers.

A.               OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 41.5% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2016 compared to 36.3% in the corresponding period in 2015. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following its 2009 recession.  As reported by the Central Bank of Chile, GDP expanded 5.8% in 2011 and 5.5% in 2012.  However, in line with other global economies, such growth decelerated beginning in 2013, with the Chilean GDP expanding 4.0% in 2013, 1.9% in 2014 and 2.1% in 2015.  According to ILACAD World Retail (“ILACAD”), an international consulting company that monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the Chilean retail sector, a relatively high percentage in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

 The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which according to the World Bank contributed 36.8% of GDP in the period from 2010 to 2014. As a result of the economic recovery, the Consumer Price Index (“CPI”) increased 1.8%, 4.7% and 4.3% in 2013, 2014 and 2015, respectively, according to the Central Bank of Chile. Inflation began to accelerate during 2014 following the devaluation of the Chilean Peso, increased international oil prices, a lower real interest rate and expectations of monetary policy tightening in the U.S. In 2016, CPI has evolved in line with the provisions of the March Monetary Policy Report of the Central Bank of Chile. Inflation fell to 4.2% in April and remained at 4.2% as of May, approaching the tolerance rate, mainly due to lower exchange rate pressure on the prices of products subject to the U.S. dollar and lower international oil prices.

 During 2014, the Central Bank of Chile began a process of loosening monetary policy in response to weaker economic activity with the aim of boosting growth. Local output, demand and employment indicators continued to show softer dynamics in the economy during this period. These factors, in conjunction with timid global growth prospects, led the Central Bank of Chile to cut its benchmark rate for the fourth consecutive time to 3% during its October 16, 2014 meeting.  After this, the Central Bank of Chile kept its benchmark rate steady for a year, until November 2015, when it decided to raise the rate by 25 basis points to 3.25%, mostly because of inflationary pressure. In January 2016, the Central Bank of Chile decided to raise the rate by a further 25 basis points to 3.50%, where it has remained. The average unemployment rate was 6.3% in 2015 and 6.1% in both March 2016 and 2015 and 5.8%, 6.0% and 5.7% in December 2015, 2014 and 2013, respectively, according to the Central Bank of Chile. The quarter ended March 31, 2016 was the fourth consecutive quarter in which the unemployment rate increased. See “Item 3. Key Information—D. Risk Factors. Risks Related to Chile” in our 2015 Form 20-F.

 Chile maintains one of the highest foreign currency credit ratings in Latin America, currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of December 31, 2015. Future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

  On September 29, 2014, Chile enacted Law No. 20,780, which was amended and supplemented on February 8, 2016 by Law N°20.899 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 27%, strengthening the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business.

According to preliminary information as of the date hereof, economic activity for the month of April 2016 (IMACEC) increased 0.7% year over year, which was below market expectations of 1.6%. The indicator was affected by the increase in services and retail sectors, which was partially offset by the decline in mining, manufacturing and wholesale trade sectors. As of the date hereof, the International Monetary Fund (“IMF”) forecasts growth of 1.5 % for the Chilean economy in 2016, which is lower than the 2.1% growth forecast in January and the 1.7% growth projected by the Central Bank of Chile, mainly due to the prolonged slump in the value of the Chilean Peso and tighter financial conditions in Chile.  See “Item 3. Key Information—D. Risk Factors. Risks Related to Chile” in our 2015 Form 20-F.

Developments in the Argentine economy

Our operations in Argentina accounted for 25.1% of our consolidated revenues from ordinary activities for the period ended March 31, 2016 compared to 28.5% in the corresponding period in 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

According to the Argentine Institute of Statistics and Census (“INDEC”), Argentina’s GDP expanded by 2.3%, contracted by 2.6% and expanded by 2.4% in 2013, 2014 and 2015, respectively, and the average unemployment rate stood at 7.1%, 7.3% and 6.3% in 2013, 2014 and 2015, respectively. As an effect of high consumption and a reduction in productivity reported by the World Economic Forum, however, the country has experienced high levels of inflation, exceeding that of other countries in South America. In response to demands from international investors and the IMF, the government of Argentina introduced a new methodology for the calculation of price variations in the domestic economy. The new index revealed a price increase of 23.9% as of December 2014. According to private data, inflation was 38.0% in 2014 and 28.4% in 2015. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$44 billion in 2012 before falling to U.S.$30.6 billion by the end of 2013. International reserves held by the Central Bank of Argentina stood at U.S.$30 billion as of December 31, 2014 and U.S.$24.8 billion as of December 31, 2015. As of May 2016, international reserves held by the Central Bank of Argentina had reached U.S.$31.6 billion.

According to the INDEC report published on June 29, 2016, Argentina’s GDP grew by 2.4% in 2015. Argentina’s GDP grew by 0.5% quarter-on-quarter in the first quarter of 2016 compared to the first quarter of 2015. The primary deficit expanded to 5.4% of GDP in 2015, compared with 3.8% in 2014. Argentina’s fiscal strategy is focused on reducing the deficit to 4.8% of GDP at the end of 2016, 3.3% in 2017, 1.1% in 2018 and 0.3% for 2019.

 After several years of price stability, the devaluation of the Argentine Peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. The local interest rate, the BAIBAR, was 9.45%, 10.11%, 9.08%, 12.10% and 30.14% on December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013, respectively, as reported by the Central Bank of Argentina. The BAIBAR stood at 10.21% on September 30, 2014. As of May 2016, the Central Bank of Argentina decided to reduce its Monetary Policy Interest Rate by 75 bps to 36.75%.

The economic and financial environment going forward in Argentina is expected to be significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mauricio Macri being elected President of Argentina. Since assuming office on December 10, 2015, the Macri administration has announced several significant economic and policy reforms, including with respect to data collection, foreign exchange reforms that are expected to provide greater flexibility and easier access to the foreign exchange market, foreign trade reforms (including the elimination and reduction of certain export duties and the elimination of certain limitations to Argentina’s foreign exchange market) and electricity and gas reforms. Sustainable economic growth and improved employment in the short and medium term will depend upon the manner in which the above-mentioned reforms are implemented.

Argentina has historically implemented certain exchange controls regulations.  A brief history of recent exchange controls is discussed below.

Exchange controls in Argentina

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (hereinafter, “MULC” as per the initials in Spanish) through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank  of Argentina (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (i) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Argentine Pesos; (ii) the proceeds of such inflows of funds must be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit is to be denominated in U.S. dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

Within this context and pursuant to Communication “A” 4359 as amended, the Central Bank of Argentina issued regulations relating to the Deposit, which was required to be made as soon as foreign currency was transferred into Argentina through the MULC in certain cases, such as: (i) financial indebtedness incurred by the financial sector and by the private, non-financial sector, except for primary issuances of publicly traded and listed debt securities, (ii) primary issuance of shares by resident companies whose shares are neither registered for public offering nor listed in any authorized market, to the extent they do not qualify as “foreign direct investment” and (iii) portfolio investments by non-residents to be applied to holdings of local currency and financial assets and liabilities in the financial sector and in the private, nonfinancial sector, to the extent they do not relate to the primary issuance of publicly traded and listed debt securities or publicly traded and listed shares issued by resident companies. Subsequently, Resolution No. 365/2005 and No. 637/2005 issued by the Ministry of Economy, Public Finance and Production included additional transactions for which the Deposit was mandatory starting on June 29, 2005. However, exceptions established under Central Bank of Argentina regulations reduced the number of situations in which this Deposit was required.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount.

The following is a description of the main aspects of regulations of the Central Bank of Argentina concerning inflows and outflows of funds in Argentina.

Inflow of Capital

New foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments will not be subject to the requirement of having the proceeds from such indebtedness initially transferred and settled through the MULC. However, the settlement of funds through the MULC will be necessary for subsequent access to the MULC to repay principal and interest. Pursuant to Communication “A” 5850, if the funds are credited to foreign currency denominated local accounts in Argentina, it will be necessary to demonstrate the settlement of such funds.

Debt issuances by the private (financial and non-financial) sector denominated in foreign currency, with principal and interest services not solely payable in Argentine Pesos in Argentina are to be subscribed in foreign currency and the proceeds must be settled through the MULC. Until such settlement through the MULC, the proceeds must be deposited in local financial entities (Communication “A” 5265 as amended).

Any new financial indebtedness channeled through the MULC and any debt renewal with foreign creditors incurred by Argentine residents from the financial sector and from the private, non-financial sector, must be agreed and maintained for terms of at least 120 calendar days as from the date of the inflow of the funds into Argentina, settlement of the funds or renewal of the debt, as applicable, and they may not be prepaid before the lapse of said term, irrespective of the manner of cancellation of the obligation to the foreign creditor and of whether said cancellation is effected with or without access to the MULC (Communication “A” 5265 and 5850, as amended).

Exempted from the provisions described in the preceding paragraph are the primary issuances of publicly traded and listed securities.

Outflow of Capital

Payment of Services

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (freights, insurance, royalties, technical assistance, fees, etc.) (Communication “A” 5264 and 5850, as amended). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad.

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for payment of interest services in the private, non-financial sector and in the financial sector (Communication “A” 5264, as amended) in the following circumstances: (i) if applicable regulations allow the repayment of the debt corresponding to such interest service and if all general regulatory requirements related to principal repayment are met; (ii) if the settlement of the currency is made within 10 calendar days of the maturity date of each interest payment; and (iii) if the interest payment is for the unpaid amounts accrued from the date of settlement of the foreign currency originating the foreign indebtedness or within 48 hours from the date of disbursement of the funds abroad and until settlement thereof through the MULC (within 48 hours from disbursement).

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited financial statements (Communication “A” 5377).

In order to proceed with remittances abroad for payment of interest on debt of all types, earnings and dividends, the entities involved must first verify that the debtor has complied with the reporting of (i) outstanding foreign indebtedness imposed under Communication “A” 3602 dated May 7, 2002 and (ii) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

Financial Debts

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 120 calendar-day term as from the date of inflow of the loan proceeds into Argentina.

In the case of foreign financial indebtedness settled through the MULC, as of December 17, 2015, debtors in the financial sector and in the private, non-financial sector will have access to the MULC at any time for prepayment of their foreign financial debt, provided that the minimum stay period has been complied with.

Pursuant to Communication “A” 5890, in the case of foreign financial indebtedness settled through the MULC on or prior to December 16, 2015, access to the MULC for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private, non-financial sector, is allowed:

(i)	at any time within 10 business days prior to maturity, to the extent the applicable minimum stay-period has been complied with,

(ii)	with the necessary operational anticipation for the payment of principal installments, whose payment depends on the enforcement of specific contractual conditions,

(iii)
before such 10-business-days term prior to maturity, whether in whole or in part, if the payment is entirely financed with external funds destined to capital contributions to the extent the applicable minimum stay-period has been complied with, or

(iv)
before such 10-business-days term prior to maturity, whether in whole or in part, to the extent the applicable minimum stay-period has been complied with, and that the payment is entirely financed with new foreign debts settled through the MULC and/or through the issuance of bonds or other debt instruments that meet the conditions of being considered foreign debt issuance. Argentine companies that belong to the same economic group may use this benefit, provided that such condition is met at a consolidated level.

Moreover, the access to the MULC before such 10-business-days term is allowed for the repurchase and/or prepayment of bonds or other securities in the case that the amount being paid exceeds the face value of the securities subject to the transaction, as long as such extra value reflects reasonable market conditions. This exception is also subject to the securities qualifying as foreign indebtedness pursuant to the regulations of the Central Bank of Argentina and being listed on a stock exchange.

In all cases of prepayment of principal, the payment must be to the creditor or the payment agent of the obligation for its immediate payment to the lender. The obligation stops bearing interest for the prepaid portion as of the date of the payment to the lender (Communication “A” 5890).

Finally, regarding access to the MULC for the payment of interest accrued on unpaid debts or debts canceled simultaneously with the payment of interest, the purchase of foreign currency in the MULC may be completed in a period not in excess of 10 business days prior to the due date of each installment of interest computed in arrears, excluding the possibility of calculating the amount of accrued interest.

In addition, pursuant to Communication “A” 5899, entities may grant residents access to the MULC to make principal and interest payments, without any funds inflows into Argentina, in respect of foreign financial debts arising from financings granted by a non-resident seller for direct investment assets and/or non-financial non-produced asset purchases within Argentina, provided there is compliance with certain documentary and operational requirements.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662 (as subsequently amended by Communication “A” 5850 and 5899) published a restatement of  as well as newly-issued regulations applicable to access to the MULC by non-residents (as per the definitions contained in the IMF’s Balance of Payments Manual, fifth edition, chapter IV).

In this respect, no prior approval by the Central Bank of Argentina is required for any of the following transactions conducted by non-residents, insofar as all the requirements imposed in each case have been met:

(i)
Purchase of foreign currencies for remittances abroad, provided that the documentation prescribed by the previously mentioned regulations has been furnished, in the examples stated below, when transactions relate to or pertain to collections in Argentina of:

A.	Financial indebtedness originating in external loans of non-residents.

B.
Recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the nonresident client has been recognized as creditor by a final non-appealable decision of the court of such proceedings.

C.
Repatriations of direct investments in companies in the private, non-financial sector that do not control local financial institutions and/or real estate, provided that the foreign beneficiary is either a natural or legal entity residing or incorporated and established in, or the payment is performed in, domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of section 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5649) for the following purposes:

(1)	Sale of such direct investment.

(2)	Final liquidation of such direct investment.

(3)	Capital reduction decided by the local company.

(4)	Reimbursement of irrevocable contributions by the local company.

D.
Collections of services or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a real or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5649). These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Argentine Pesos and in foreign currency payable locally, as well as purchases of other internal receivables. Non-residents will be allowed access to the MULC for the repatriation of their investment without any need to obtain the prior authorization of the Central Bank of Argentina, provided there is compliance with the applicable minimum period of 120 calendar days from the date of the inflow of the funds into Argentina. Pursuant to Communication “A” 5937, providing evidence of the inflow of the funds through the MULC and compliance with the minimum stay period will not be required when the investment is originated in funds collected in Argentina under a transaction pursuant to which the non-Argentine resident would have had access to the MULC for the repatriation of such funds at the time of collection.

E.	Indemnifications awarded by local courts in favor of non-residents.

F.	Payments of Argentine imports.

(ii)
purchases of foreign currency by (i) diplomatic and consular representatives and diplomatic staff authorized in Argentina, and (ii) representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, to which Argentina is a party, to the extent that such transfers are made in the exercise of their respective functions; and

(iii)	purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662 (as amended and supplemented).

The prior authorization of the Central Bank of Argentina will not be required either when the purchase of foreign currency or foreign banknotes by a non-resident does not exceed the equivalent of U.S.$2,500 per calendar month across all entities authorized to deal in foreign currency transactions.

Formation of Off-shore Assets by Residents

On December 17, 2015, Communication “A” 5850 (as amended by Communication “A” 5899 dated February 4, 2016) established that resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the MULC without the prior authorization of the Central Bank of Argentina with respect to the following types of transactions: real estate investments in a foreign country, loans extended to non-residents, direct investments abroad by residents, portfolio investments abroad by natural persons and legal entities, other investments by residents abroad, purchases of foreign currency banknotes in Argentina for holding purposes, purchases of traveler checks and certain donations, in each case provided that the following conditions are satisfied:

(i)
The total amount of the transactions may not exceed the equivalent of U.S.$5.0 million in any calendar month across all entities authorized to perform foreign currency transactions (Communication “A” 5963).

(ii)
The entity must have received from the client a sworn statement indicating that the foreign exchange transaction to be conducted is in compliance with the limits established by applicable rules for the client's operations across all entities authorized to perform foreign currency transactions.

(iii)
In the case of purchases of foreign currency banknotes and foreign currency that exceed the equivalent of U.S.$500 per calendar month across all entities authorized to perform foreign currency transactions, the transaction may only be made by means of a debit against a checking account created in an Argentine financial institution in the client’s name, a transfer via MEP (Electronic Payment System) to the relevant entity from a client's checking account or a payment by a check drawn against a client's own account.

(iv)
In the case of foreign currency sales to residents for the creation of portfolio investments abroad, the transfer must be made to an account under the name of the client performing the exchange transaction and created at a foreign bank, an investment bank or other foreign institution that provides financial services and is controlled by a foreign bank. Such banks or entities must not have been organized in countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or in countries or jurisdictions where the Recommendations of the Financial Action Task Force are not followed or sufficiently followed. Non-cooperative countries or jurisdictions will be designated as such by the Financial Action Task Force. The identification of the foreign entity where the client's account has been created and the account number must be recorded in the applicable exchange ticket.

For purposes of calculation of the above-mentioned limits as of the date when a new transaction is performed, in the case of purchases in foreign currencies other than the U.S. dollar, the Argentine Peso amount settled for each transaction will be computed at the bank’s reference exchange rate on the business day immediately preceding the day on which the transaction was performed.

These rules do not preclude the enforcement of any other applicable rules for the prevention of money laundering, terrorism financing and other illicit activities.

In addition, residents that perform sales of their own offshore assets through the MULC from December 17, 2015 will not be subject to the limit established in item (i) above in order to exchange foreign currency for up to the amount of such sales’ proceeds transferred into Argentina.

Access to the MULC may also exceed the limit established in item (i) above if any received funds are simultaneously applied to the payment to residents for the purchase of real state within Argentina through a deposit or transfer to a local banking account denominated in foreign currency maintained by the seller.

In addition, the requirement to register foreign exchange transactions in the Exchange Transactions Consultation Program of the Administración Federal de Ingresos Públicos (Federal Administration of Public Income) has been eliminated, which used to require all entities authorized to conduct operations related to foreign exchange to obtain prior approval by the Argentine tax authorities to execute any sale of foreign currency on behalf of their clients.

Capital Markets

Securities-related transactions carried out through stock exchanges and authorized securities markets must be paid using any of the following mechanisms: (i) in Argentine Pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; and (iii) through wire transfers against foreign accounts. Under no circumstances is the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308).

Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector

Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether Argentine Peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

Direct Investments Report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina. Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by this Communication “A” 4237 are to be met on a bi-annual basis.

Argentina is rated BB by S&P, B3 by Moody’s with negative outlook and B by Fitch, as of May 10, 2016. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D.  Risk Factors. Risks Related to Argentina” in our 2015 Form 20-F.

Developments in the Brazilian economy

Our operations in Brazil accounted for 15.3% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2016 compared to 18.0% in the corresponding period in 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

Brazil is currently going through a period characterized by a deep recession and significant political instability associated with, among other factors, the impeachment of President Dilma Rousseff, the Zika virus outbreak and the upcoming Olympic Games in Rio de Janeiro. As an economic matter, the country’s growth rate has decelerated steadily since the beginning of this decade, from an average annual growth of 4.5% between 2006 and 2010 to 2.2% between 2011 and 2014. GDP decreased by 3.9% in 2015, the worst annual performance since 1991. The GDP growth rate in Brazil averaged 0.6% from 1996 until 2015, reaching an all-time high of 3.5% in the third quarter of 1996 and a record low of negative 4.1% growth in the fourth quarter of 2008. The Brazilian economy shrank 0.3% in the first quarter of 2016 when compared to the last quarter of 2015, which constituted the fifth consecutive quarter of economic contraction, according to Instituto Brasileiro de Geografia e Estatistica (“IBGE”). In the first quarter of 2016, GDP fell 5.4% as compared to the corresponding period in 2015, easing from a 5.9% drop in the fourth quarter and beating market expectations of a 6% decline.

The realignment of regulated prices combined with the pass-through of exchange rate depreciation have caused an inflation peak in 2015 (with an inflation rate of 10.7% in December 2015 compared to 6.4% in 2014), exceeding the upper limit of the target band (4.5 ± 2%). The inflation rate of administered prices has been decelerating and will, most likely, be the main driver of the moderate slowdown expected in 2016.  It is expected, however, to remain above the target ceiling for the year. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo) that is reported by the IBGE.

Budget rigidities and a difficult political environment are undermining the fiscal adjustment. Less than 15% of expenditures in Brazil are expected to be discretionary. Most public spending is mandatory (mandated by the Constitution or other legislation) and increases in line with revenues, nominal GDP growth, or other pre-established rules. Additionally, a large portion of revenues are earmarked for education and health. Attempts to pass legislation to increase revenue collection in the short term and address issues of a more structural nature—such as pensions—have so far fallen short of the government’s intentions.

Brazil’s medium-term outlook will depend on the success of the current adjustments and the enactment of further growth-enhancing reforms. Raising productivity and competitiveness is the crucial challenge for the country to achieve higher growth in the medium-term. With the recession of growth drivers over the past decade—credit-fueled consumption, labor expansion and the commodity boom—growth will need to be based on higher investments and productivity gains.

Brazil’s economy experienced further contraction in the fourth quarter of 2015, with GDP decreasing by 1.4% in the last three months of 2015 compared to the corresponding period in the prior year, slightly lower than market expectations of a 1.5% decline and following a 1.7% contraction in the previous quarter, marking the fourth straight quarter of contraction. Year-on-year, the GDP shrank 5.9%, bringing the contraction in 2015 to 3.8%, the worst annual performance since 1991. The growth rate in Brazil averaged 0.63% from 1996 until 2015, reaching an all-time high of 3.50% in the third quarter of 1996 and a record low of negative 4.10% in the fourth quarter of 2008. GDP growth rate in Brazil is reported by the IBGE.

The country remains plagued by high inflation, depressed confidence levels and low prices for export goods. Available data for the start of 2016 is also bleak: business confidence fell and the manufacturing Purchasing Managers’ Index (PMI) lost ground. The abysmal state of the economy combined with a large corruption scandal has rocked the government. On March 13, 2016, citizens gathered in one of the largest protests in Brazil’s history to demand the resignation of President Dilma Rousseff. In Congress, the largest political party, the Brazilian Democratic Movement Party (PMDB), abandoned the government’s coalition on March 30, 2016.  On April 17, 2016 Brazil’s lower house voted to start impeachment proceedings against President Rousseff, which was ratified by the Senate on May 12, 2016, suspending President Rousseff’s presidential powers for 180 days as the impeachment process proceeds. Vice President Michel Temer has assumed the role of Acting President during the impeachment proceedings.

The current government of Acting President Temer has proposed a set of macroeconomic adjustment measures and is setting the stage for structural reforms. The proposal is based on an ambitious fiscal consolidation plan, to reduce the inflation expectations and enable a drop in the real exchange rate, to boost competitiveness, productivity and investments. However, implementation of the reform program has proven difficult given the challenges in reaching a consensus in the Brazilian Congress resulting from political instability associated with the pending impeachment trial of President Rousseff.  If the senate convicts President Rousseff, Mr. Temer will retain the presidency for the remainder of her term ending on December 31, 2018, subject to ongoing proceedings in Brazil’s superior electoral court (Tribunal Superior Eleitoral).  If the senate acquits President Rousseff, she will return to office.  There can be no assurance whether the change in government will affect government policy with respect to such macroeconomic adjustments and structural reforms.

Brazil’s non-seasonally adjusted unemployment rate rose to 8.2% in February of 2016 from 7.6% in the previous month and above market forecast of 8.1% and up from 5.8% unemployment in February 2015. The unemployment rate in Brazil averaged 8.3% from 2001 until 2016, reaching an all-time high of 13.1% in August of 2003 and a record low of 4.3% in December of 2013. As of February of 2016, the unemployment rate in major cities of Brazil rose to its highest level since May 2009 and wages continued to fall sharply. According to the Central Bank of Brazil, the average unemployment rate for the country stood at 10.9% as of the first quarter of 2016.

The official interest rate in Brazil is reported by the Central Bank of Brazil.  Interest rates in Brazil averaged 16.1% from 1999 until April 2016, reaching an all-time high of 45% in March of 1999 and a record low of 7.3% in October of 2012 (a level that remained until March 2013). The Central Bank of Brazil left its benchmark interest rate unchanged at 14.25% for a sixth straight meeting on April 26, 2016, taking into account domestic and especially external risks and in spite of soaring inflation. Members of the Comite de Politica Monetaria (“COPOM”) unanimously decided to maintain the SELIC rate (Special System for Settlement and Custody or “Sistema Especial de Liquidação e Custódia”). The COPOM reaffirmed that the aggregate demand will continue to be moderate in the near term. Policymakers have, however, maintained the 4.5% target established by the National Monetary Council of Brazil, in 2017.

During the second half of 2015 and the first two months of 2016, the credit rating agencies S&P, Moody’s and Fitch each downgraded Brazil’s investment credit rating. In general, the downgrade reflects the economy’s deeper recession than previously anticipated, continued adverse fiscal developments and political uncertainty that could further undermine the government's capacity to effectively implement fiscal measures to stabilize the growing debt burden.

S&P’s credit rating for Brazil stands at BB with a negative outlook and Moody’s credit rating is Ba2 with a negative outlook, each as of February 2016. Fitch's credit rating for Brazil is BB with negative outlook as of May 2016.  In general, sovereign wealth funds, pension funds and other investors use credit ratings to gauge the credit worthiness of Brazil, thus having a big impact on the country’s borrowing costs use a credit rating.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Peru” in our 2015 Form 20-F.

 Developments in the Peruvian Economy

Our operations in Peru accounted for 9.8% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2016 compared to 8.7% in the corresponding period in 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 5.9%, 2.4% and 3.3% in 2013, 2014 and 2015, respectively. This was on the back of a lower contribution to GDP from investments, particularly in its mining sector, and subdued private consumption. Falling exports were the main causes for these two trends. Peru´s external accounts and exports were affected by weaker global demand and lower commodity prices. The government of Peru is being proactive in developing anti-cyclical measures to boost growth with a series of large infrastructure projects. GDP increased 4.4% in the first quarter of 2016 versus the same period in 2015.

According to Peru´s Instituto Nacional de Estadistica e Informatica (“INEI”), in 2013, 2014 and 2015 the unemployment rate was 4.2%, 4.7% and 5.7%, respectively. As of March 2016, the INEI estimates the unemployment rate in Lima reached 7.1% during the months of March, April and May 2016.

In May 2016, the Peruvian CPI had a variation of 0.1%, increasing by 1.3% during the first five months of 2016. In May 2016, the Lima CPI rose 0.2%, increasing by 1.4% during the first five months of 2016. As reported by INEI, the CPI index increased from 2.9%, 3.2% and 4.4% in 2013, 2014 and 2015. Interest rates increased during 2015 and were influenced by the growth of the reference rate in its effort to tame inflation, by the exchange rate depreciation of the Peruvian sol as compared to the U.S. Dollar, mixed signals on the recovery of the world economy, a fragile economic recovery among Peru’s trading partners and high volatility in foreign exchange and financial markets. Interest rates were later reduced in January 2016. As of June 2016, the Central Bank of Peru decided to maintain its reference rate at 4.275% in light of the monetary authority’s inflation expectation of 3.4% for 2016, 2.8% in 2017 and 2.5% in 2018.

The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2014. S&P upgraded Peru’s credit rating from BBB to BBB+ in August 2013. In October 2013, Fitch upgraded Peru’s credit rating from BBB to BBB+. In July 2014, Moody’s upgraded Peru’s credit rating from Baa2 to A3. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. Peru is currently rated BBB+, A3 and BBB+ by S&P, Moody´s and Fitch, respectively.

According to the World Bank, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite the persistent global uncertainty, thanks to strong fundamentals, supportive terms of trade and sound policy management. Over the 2010-2015 period, the Peruvian economy experienced GDP growth at an average annual rate of 4.8%, and the average annual inflation rate increased to 3.3% in the same period.

On the downside, the economy is most vulnerable in the short term to a global growth shock that permeates through lower commodity prices. A prolonged period of low growth in the U.S. economy could also hamper Peru’s economy over the medium term.

On the upside, upward momentum to growth and inflation could come from large capital inflows and strong credit dynamics in the context of ample global liquidity and continued low growth in advanced economies.

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate and an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders will increase from the current applicable rate of 34.1%, to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

Following the second round of presidential elections in Peru on June 5, 2016, Pedro Pablo Kuczynski was elected as the new president of Peru. The newly elected president will assume office on July 28, 2016. Until that time, it will be unclear whether the newly elected administration will maintain current government policies and/or implement new policies. Mr. Kuczynski has previously announced significant economic and policy reforms, however, even if implemented, the impact that these measures and any future measures taken by the newly elected administration will have on the Peruvian economy cannot be predicted, and there may be political uncertainty in Peru relating to the measures to be taken by the new administration in respect of the Peruvian economy.

The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Peru” in our 2015 Form 20-F.

Developments in the Colombian economy

Our operations in Colombia accounted for 8.3% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2016 compared to 8.6% in the corresponding period in 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Colombia.

Beginning in 2007 Colombia grew rapidly, attracting a record U.S.$10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook in July 2014 and remaining stable in 2015. Fitch rates Colombia with a credit rating of BBB with a stable outlook. S&P’s credit rating for Colombia stands at BBB with a negative outlook as of February 2016. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

By the end of 2015, Colombia’s credit rating was higher than Brazil’s, Latin America’s largest economy, based on strong growth dynamics supported by government sponsored infrastructure and roadway expansion programs encompassed in the “Fourth Generation” or “4G” plan, while noting moderate fiscal deficits. Security concerns, historically a major issue for Colombia, still remain, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

In October 2012 the US granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement under which over 80% of U.S. exports of consumer and industrial products to Colombia will become duty free immediately, with remaining tariffs phased out over 10 years. The U.S.–Colombia Trade Promotion Agreement (TPA) should have beneficial effects over both the U.S. and Colombian economies. Both economies are highly complementary according to the signatories. Between June 2012 and February 2013, compared to the previous year, two-way trade accounted for U.S.$28.5 billion, an increase of five percent. During that period of time, U.S. exports to Colombia increased 20%, including significant increases in oil and derivatives, aircraft and parts, electric machinery, iron and steel products, cereals, soybean products and pharmaceutical products – accounting for U.S.$11.4 billion. U.S. agricultural exports alone increased by 68% during that period.

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available. See “Risk Factors – Risks Related to Colombia”

GDP growth was 4.9%, 4.4% and 3.1% in 2013, 2014 and 2015, respectively, and the expected growth for 2016 is 3.0%.  In the first quarter of 2016, GDP increased 2.5% period over period, mainly as a result of increases in the manufacturing, construction, financial services, insurance, real estate and business services sectors. Similarly, final consumption expenditure registered an increase of 3.2%, due to an increase in final consumption expenditures of households in Colombia by 3.5% and increase of consumption expenditures by the government of 1.6%.  Retail sales increased 4.7% in 2013, 7.5% in 2014, 4.0% in 2015 and 5.4% in the first quarter of 2016 according to the Departamento Administrativo Nacional de estadistica (“DANE”). The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal as of 2013 according to Credit Suisse Research.

Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9%, 5.0%, 5.5%, 4.8%, 4.9% and 4.7% in 2009, 2010, 2011, 2012, 2013 and 2014, respectively, according to DANE.  We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the average unemployment rate was 12.0%, 11.8%, 10.8%, 10.4%, 9.7%, 9.1% and 8.9% in 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. The unemployment rate was 9.0% in April 2016 with a high labor force participation rate of 64.6%, compared to 9.5% in April 2015 with a participation rate of 59.3%.

We believe one factor that differentiated the Colombian recovery from its Latin American peers had been the favorable behavior of inflation, which has been within the inflation target band of 2-4% set by the Central Bank of Colombia.  Headline inflation ended at 2.4% for 2012, 1.9% for 2013 and 3.7% for 2014. However, in 2015 inflation was higher than the Central Bank of Colombia’s target, reaching 6.8%, largely as a result of the devaluation of the Colombian Peso and the negative impact on food products supply caused by the weather phenomenon “El Niño” that affected local harvests.   According to DANE, the CPI in the first five months 2016 was 4.6%.

The fiscal deficit was 2.4% in 2013, 2.3% in 2014, and 2.2% in 2015.  However, by the end of 2016 fiscal deficit is expected to reach 3.6% of GDP according to the Minister of Finance. This deficit has increased the government debt to GDP ratio which stood at 51.7% in 2015.

 In December 2014, Colombia’s legislative branch approved a tax reform bill that came into effect on January 1, 2015. According to the new tax bill, Colombian companies will have to pay an annual wealth tax (between 0.2% and 1.5%, depending on the taxable base) and a higher impuesto sobre la renta para la equidad (“Income Tax for Equality” or “CREE”) (3% surcharge for the 2015, 2016, 2017 and 2018 tax years). The resulting increase in the tax liability of our Colombian subsidiaries is expected to decrease the amount of income available for dividends.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information—D Risk Factors. Risks Related to Colombia” in our 2015 Form 20-F.

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. At exchange rate of Ch$720.0 per U.S.$ 1.00 we forecast that our revenue for 2016 will be approximately U.S.$16 billion based on the company’s expected revenue growth, due primarily to our expansion activities and growing same store sales (the comparison of sales of our stores that have been open for twelve consecutive months). For the same period we expect to invest U.S. $500 million.

Our organic growth plan for the next four years (2016 - 2019) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that would be generated from the potential separation of the shopping centers division or the sale of non-strategic assets).

Divestment activities

We believe that we are able to profit from the opportunistic disposition of land for which we no longer have an immediate use. Such dispositions allow us to monetize the capital gains from such land and allocate capital efficiently. From time to time, we may sell to leverage our favorable position in and knowledge of the land and market to engage in opportunistic selling transactions.  On March 1, 2016, we announced the sale of our 33.3% stake in Mall Viña del Mar S.A. a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico, totaling UF (“Unidad de Fomento” or “UF”) 4,275,000 (approximately U.S.$160 million), which closed on April 18, 2016.

As of the date hereof, we remain committed to the plan of selling undeveloped land in Chile. The plan has been implemented in conjunction with the management of our property and shopping divisions. We have taken a number of administrative and operational steps to finalize such sales; and have commissioned the brokerage company Colliers to market our assets. The total amount of land and equipment that we may sell totaled Ch$25,456 million.

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, have been included within our assets and liabilities held for sale. The total amount recognized as assets held for sale is Ch$6,292 million.

Impact of acquisitions

No acquisitions were made in the 2013, 2014 and 2015 fiscal periods or in the first quarter of 2016.

Impact of organic expansion

During the three month period ended March 2016, we opened two supermarkets in Argentina and one in Brazil. During the same period, we also closed one department store in Chile, four supermarkets in Argentina and six in Brazil.

As a general matter, we believe that a period of several years is frequently required after opening or inauguration for a store or shopping center to mature and achieve its full potential to generate sales. As a result, the increasing maturation of a newly opened store may need to be taken into account when comparing period-to-period store sales.

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	Three months ended March 31, 2016 vs. year ended December 31, 2015
	Total 2015	Openings	Closings	Acquisitions	Total Through March 31, 2016
Chile
Supermarkets	245	-	-	-	245
Home Improvement Stores	35	-	-	-	35
Department Stores	79	-	1	-	78
Shopping Centers	25	-	-	-	25
Total Chile	384	-	1	-	383
Argentina
Supermarkets	286	2	4	-	284
Home Improvement Stores	50	-	-	-	50
Shopping Centers	22	-	-	-	22
Total Argentina	358	2	4	-	356
Brazil
Supermarkets	222	1	6	-	217
Total Brazil	222	1	6	-	217
Peru
Supermarkets	90	-	-	-	90
Department Stores	9	-	-	-	9
Shopping Centers	4	-	-	-	4
Total Peru	103	-	-	-	103
Colombia
Home Improvement Stores	101	-	-	-	101
Supermarkets	10	-	-	-	10
Shopping Centers	2	-	-	-	2
Total Colombia	113	-	-	-	113
Total	1,180	3	11	-	1,172

Impact of exchange rate fluctuations

The Chilean Peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2015 and 2014, the value of the Chilean Peso relative to the U.S. dollar depreciated approximately 17.0% and 15.7%, respectively; the Argentine Peso depreciated approximately 51.7% and 31.2% against the U.S. dollar, respectively; the Brazilian Real depreciated approximately 49.8% and 13.4% against the U.S. dollar, respectively; the Peruvian Sol depreciated approximately 14.1% and 6.7% against the U.S. dollar, respectively, and the Colombian Peso depreciated 33.0% and 24.2% against the U.S. dollar, respectively. The “Dolar Observado” rate published by the Chilean Central Bank for the Chilean Peso on July 1, 2016 was Ch$661.37 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls” in our 2015 Form 20-F.

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean Peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean Pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean Pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean Pesos. As of March 31, 2016, 19.4% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean Peso-denominated as compared to 30.9% in the corresponding period in 2015.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2015 represented 24.1% and 27.7%, respectively, of our total sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2015 represented 23.7% and 28.7% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.7% of total annual sales for the year 2015, while the first quarter represented 21.2% of total annual sales.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2015 our Chile shopping center revenues represented 29.1% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Cost of Sales

Cost of sales reflects the costs of goods sold. Gross profit, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross profits.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements, included in our 2015 Form 20-F. We believe that the consistent application of these policies enables us to provide readers of our audited consolidated financial statements with more useful and reliable information about our operating results and financial condition.

The following policies are the accounting policies that we believe to be the most important in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Estimate of impairment of assets with indefinite useful lives

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11 of the audited consolidated financial statements included in our 2015 Form 20-F. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The projection of cash flows is carried out by each country and by business segment. Using the functional currency of each country and the projection considered a horizon of 5 years perpetuity, unless they justify a different horizon. The projections are the historical information of the last year and the main macroeconomic variables that affect the markets. In addition projections considered a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment.

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales. For more information please refer to Note 4.1 of our audited consolidated financial statements, included in our 2015 Form 20-F.

After evaluating the development of the Supermarkets–Brazil segment during first half 2015, the Company has considered that there were qualitative triggering events indicating that the goodwill of the Supermarkets–Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the supermarkets in Brazil was lower than the carrying value of its long-term assets, for this reason, we recorded a goodwill impairment in the amount of Ch$116,771 million (Brazilian real $566 million). This impairment loss was recognized within the consolidated statement of comprehensive income by function, as of June 30, 2015.

As of March 31, 2016 the performance of the supermarkets segment in Brazil, was in line with our forecast set in the second half of 2015, and accordingly there was no need to record any further impairment with respect to the Supermarkets-Brazil segment.

 Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our audited consolidated financial statements, included in our 2015 Form 20-F.

 Investment property

 a) Fair value measurement for lands

 The fair value for land was determined by external and independent property appraisers, having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

 The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

 b) Fair value measurements for investment properties other than land.

 The Company’s finance department is responsible for determining fair value measurements included in the financial statements.

 The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC). Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

 The fair value measurement for this type of investment has been categorized as a Level 3 of the fair value hierarchy based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

 For all of the Company’s investment properties, the current use is considered to be the highest and best use.

 The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

 For investment property, the methodology of the discounted future cash flows uses a country-specific WACC post-tax rate, measured in real terms in local currency and differentiated by country. The rates used at March 31, 2016 were 6.52% in Chile, 21.59% in Argentina, 7.32% in Peru and 7.55% in Colombia and at March 31, 2015 were 6.73% in Chile, 22.50% in Argentina, 7.50% in Peru and 7.66% in Colombia. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the Company conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014. For more information related to cash flows and main variables used please refer to Note 4.3 of our audited consolidated financial statements, included in our 2015 Form 20-F.

 Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as is the case for the over-the-counter derivatives is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The company has used discounted cash flows analysis for various foreign exchange contracts and interest rate contracts that are not traded in active markets. For more information please refer to Note 4.4 of our audited consolidated financial statements, included in our 2015 Form 20-F.

Operating Segments

For purposes of our audited consolidated financial statements, included in our 2015 Form 20-F and our Unaudited Condensed Consolidated Interim Financial Statements, IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance.

For management purposes, we are organized into six operating segments:

●
“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil, Colombia and Peru, our Eletro-show stores, pharmacies in Brazil and gas stations in Brazil and Colombia;

●	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina, Colombia and Peru;

●	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

●	“department stores,” which includes the results of our Paris and Johnson department stores in Chile and Paris in Peru;

●
“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Argentina, and Peru and through joint ventures in Chile with Scotiabank, in Brazil with Banco Bradesco and Colpatria in Colombia; and

●	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

General

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from ordinary activities. Our revenues from ordinary activities include (i) sales of products by our retail operations, (ii) rental revenues from our shopping center tenants, and (iii) revenues from our credit card operations, which consists of income from interest and other items charged to cardholders, in each case net of value added taxes paid by the consumer. Our revenues from ordinary activities do not include suppliers’ discounts or rebates, which, since January 1, 2001, we have accounted for as reductions of our cost of sales. Calculations of revenues from ordinary activities for our shopping centers presented in this report exclude intercompany lease payments by our retail stores to our shopping centers. The term “sales” as used herein, compared to “revenues from ordinary activities,” is limited to product sales (net of value added tax) from our supermarket, home improvement and department stores operations.

Cost of sales. Our cost of sales includes (i) the cost of products sold, inventory shrinkage (e.g., the loss of products between point of purchase from supplier and point of sale), supplier discounts and rebates in our retail divisions, (ii) depreciation of property in our shopping center operations, and (iii) provisions for bad debt relating to our financial retail operations, collection and processing cost in our financial services operations.

Administrative expenses, distribution costs and other expenses. Administrative expenses, distribution costs and other expenses are composed of salaries, property rentals to third parties, bags for our customers, utilities, services, depreciation and amortization (in our supermarket, home improvement and department store operations), advertising, promotions and other expenses.

Three-Month Period Ended March 31, 2016 Compared to Three-Month Period Ended March 31, 2015

The following table presents, for the periods indicated, certain items of our statement of income:

	Three-month period ended March 31,
	2016	2015	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	1,813,974	1,989,177	(8.8)%
Home improvement stores	324,369	348,006	(6.8)%
Department stores	247,215	222,927	10.9%
Shopping centers	55,964	55,258	1.3%
Financial services	39,733	36,464	9.0%
Other	2,589	814	218.0%
Total revenues from ordinary activities	2,483,844	2,652,647	(6.4)%

Cost of sales:
Supermarkets	(1,350,118)	(1,500,906)	(10.0)%
Home improvement stores	(215,805)	(228,425)	(5.5)%
Department stores	(179,513)	(163,849)	9.6%
Shopping centers	(4,229)	(6,451)	(34.4)%
Financial services	(13,256)	(12,014)	10.3%
Other	(1,059)	(456)	132.3%
Total cost of sales	(1,763,980)	(1,912,100)	(7.7)%

Gross profit:
Supermarkets	463,856	488,272	(5.0)%
Home improvement stores	108,564	119,581	(9.2)%
Department stores	67,703	59,079	14.6%
Shopping centers	51,735	48,807	6.0%
Financial services	26,478	24,450	8.3%
Other	1,530	358	327.0%
Total gross profit	719,864	740,547	(2.8)%

Administrative expenses, distribution costs and other expenses	(587,777)	(629,784)	6.7%
Other income by function	40,774	16,302	150.1%
Participation in profit or loss of equity method associates	2,860	1,745	63.9%
Financial income	3,841	3,491	10.0%
Financial expenses	(69,323)	(54,548)	27.1%
Other gain (losses), net	(3,463)	(10,570)	(67.2)%
Exchange differences	38,526	(12,810)	N/A
Losses from indexation	(3,468)	(911)	280.7%
Profit before taxes	141,834	53,463	165.3%
Income tax expense	(32,805)	(33,358)	(1.7)%
Profit from continuing operations	109,029	20,105	442.3%
Profit from discontinued operations	0	2,327	(100.0)%
Profit	109,029	22,432	386.1%
Profit attributable to non-controlling shareholders	1,347	372	262.2%
Profit attributable to controlling shareholders	107,682	22,060	388.1%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities decreased Ch$168,803 million, or 6.4%, to Ch$2,483,844 million for the three-month period ended March 31, 2016, from Ch$2,652,647 million for the same period in 2015. Businesses remain resilient with sales and same store sales growth in local currency across all regions, except Brazil. Nevertheless, revenues in Chilean Peso decreased 6.4% due to the depreciation of the Argentine Peso (31.9%), the Colombian Peso (14.3%), the Peruvian Sole (0.3%) and the Brazilian Real (18.1%).

Supermarkets

 Our consolidated revenue from ordinary activities from our supermarkets decreased Ch$175,203 million, or 8.8%, to Ch$1,813,974 million for the three-month period ended March 31, 2016, from Ch$1,989,177 million for the same period in 2015, primarily due to (i) a revenue decrease of Ch$100,018 million, or 19.6%, in our Argentine operations, resulting from a 31.9% depreciation of the Argentine Peso against the Chilean Peso and the net closure of two stores in Argentina versus the same period last year, partially offset by a 16.7% increase in same stores sales driven by the high inflation in the country, (ii) a decrease of Ch$96,858 million or 20.4% in revenues from our Brazilian operations due to the depreciation of the Brazilian real against the Chilean Peso by 18.1%, the net closure of four stores compared to the previous period and negative same store sales of 2.3% driven by the decrease in the demand due to the economic crisis in the country, (iii) a revenue decrease of Ch$18,842 million, or 9.1%, in our Colombian operations, resulting from a 14.3% depreciation of the Colombian Peso against the Chilean Peso, partially offset by a 6.9% increase in same stores sales driven by the 1.0% increase in traffic at our stores and the 6.2% increase in average prices reflecting inflation in the country. In contrast, our Chilean supermarket operations experienced a revenue increase of 5.9%, or Ch$34,627 million on the back of positive same store sales of 4.6% driven by a slight increase in store traffic and an increase in average prices reflecting the inflation in the country and the net opening of five new stores compared to the same period in 2015. Additionally, our Peruvian supermarket operations posted a revenue increase of 2.9%, or Ch$5,888 million on the back of positive same store sales of 2.5% driven by higher average ticket and the net opening of two new stores compared to the same period in 2015.

 Home improvement stores

 Our consolidated revenue from ordinary activities from our home improvement stores decreased Ch$23,637 million, or 6.8%, to Ch$324,369 million for the three-month period ended March 31, 2016, from Ch$348,006 million for the same period in 2015, primarily due to (i) a decrease of Ch$30,947 million, or 15.1%, in our Argentine operations as a result of a 31.9% depreciation of the Argentine Peso against the Chilean Peso partially offset by a 21.9% increase in same stores sales, which in turn was driven by an increase in average prices due to increasing inflation and (ii) a decrease in revenues from our Colombian operations of Ch$982 million, or 6.0%, due to the 14.3%  devaluation of the Colombian Peso against the Chilean Peso, partially offset by the 9.9% same store sale increase, which in turn was driven by higher store traffic and an increase in average prices due to increasing inflation. On the other hand, our Chilean home improvement operations posted a revenue increase of Ch$8,292 million, or 6.5%, resulting from a 3.7% increase in same store sales driven by higher average prices and the addition of one new store.

Department stores

 Our consolidated revenue from ordinary activities from our department stores increased Ch$24,288 million, or 10.9%, to Ch$247,215 million for the three-month period ended March 31, 2016, from Ch$222,927 million for the same period in 2015, primarily due to (i) an increase of Ch$21,835 million, or 10.3%, in our Chilean operations as a result of a 10.2% increase in same store sales which in turn were driven by an increase in average prices due to increasing inflation and (ii) an increase in revenues of Ch$2,453 million, or 21.8% in Peru resulting from a 22.3% increase in same store sales which in turn were driven by both higher store traffic and an increase in average prices due to increasing inflation.

 Shopping centers

 Our consolidated revenue from ordinary activities from our shopping centers increased Ch$706 million, or 1.3%, to Ch$55,964 million for the three-month period ended March 31, 2016, from Ch$55,258 million for the same period in 2015, primarily due to (i) an increase in revenues from our Chilean operations of Ch$2,795 million, or 9.0%, driven by greater parking revenues, improved variable income due to increased sales by tenants whose rent is adjusted based on their income and revenues from new contracts for advertising inside of our shopping malls, (ii) an increase in revenues from our Peruvian operations of Ch$345 million, or 8.5%, primarily due to renegotiations of leasing contracts with some tenants and increased occupancy rates from 90.7% in the three-month period ended March 31, 2015 to 94.7% in the three-month period ended March 31, 2016, mainly driven by the Arequipa Shopping Mall. These increases were partially offset by (i) a decrease in revenues from our Argentinean operations of Ch$2,157 million, or 12.1%, as a result of a 31.9% depreciation of the Argentine Peso against the Chilean Peso partially offset by an increase in average pricing to reflect Argentine inflation levels and (ii) a decrease of Ch$278 million in revenues from our Colombian operations due mainly to a 14.3% depreciation of the Colombian Peso  against the Chilean Peso and a lower occupancy rate given that certain leases were not renewed, partially offset by the sale of the pharmacies that since the end of 2015 are reorganized as rental of selling area, and which previously were accounted for in the supermarket division.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$3,269 million, or 9.0%, to Ch$39,733 million for the three-month period ended March 31, 2016, from Ch$36,464 million for the same period in 2015, primarily due to (i) an increase in revenues from our Argentine operations of Ch$439 million, or 1.9%, as a result of a 61.6% increase in our portfolio in the country due to an 18.0% increase in active credit cards and an increase in average interest rates, partially offset by a 31.9% depreciation of the Argentine Peso against the Chilean Peso, (ii) an increase in revenues of Ch$3,578 million, or 34.7%, from our Peruvian operations as a result of 46.3% portfolio expansion due to a 43.2% increase in active credit cards and (iii) a revenue increase of Ch$414 million in Chile reflecting the performance of Banco Paris, a specialty retail consumer bank, driven by the strong performance of mortgages loans in the period. These increases were partially offset by (i) a decrease of Ch$703 million of our Brazilian operation reflecting the depreciation of the Brazilian real against the Chilean Peso by 18.1% and a decrease in the size of our loan portfolio in Brazil due to Brazil’s challenging economic environment versus the previous period and (ii) a decrease in revenues from our Colombian operations of Ch$458 million, or 26.2% reflecting the devaluation of the Colombian Peso against the Chilean Peso and the slight decrease in the size of our loan portfolio due to the 7.3% decrease in active credit cards.

 Cost of sales

 Our consolidated cost of sales decreased Ch$148,120 million, or 7.7%, to Ch$1,763,980 million for the three-month period ended March 31, 2016 from Ch$1,912,100 million for the same period in 2015 in Chilean Peso terms, reflecting primarily the currency devaluations in Argentina, Brazil and Colombia, our efficiency plans and our commercial strategies, in addition to better commercial agreements with suppliers and lower shrinkage.

 Supermarkets

 Our consolidated cost of sales in our supermarkets decreased Ch$150,788 million, or 10.0%, to Ch$1,350,118 million for the three-month period ended March 31, 2016 from Ch$1,500,906 million for the same period in 2015, due to (i) a decrease in cost of sales in Brazil of Ch$84,842 million, or 22.6%, as a result of a 20.4% decrease in sales due mainly to the devaluation of the Brazilian real against the Chilean Peso; (ii) a Ch$15,519 million, or 9.3%, decrease in cost of sales in Colombia due to a 9.1% decrease in sales mainly due to the devaluation of the Colombian Peso against the Chilean Peso, lower shrinkage levels and lower logistic costs, (iii) a decrease in cost of sales in Argentina of Ch$73,444 million or 20.9% mainly due to the Argentine Peso devaluation against the Chilean Peso. These decreases were partially offset by (i) an increase of Ch$18,844 million, or 4.2%, in costs of sales in Chile due mainly to the 5.9% increase in sales described above and (ii) an increase of Ch$4,174 million, or 2.6%, in Peru mainly as a result of the 2.9% increase in sales described above.

 Home improvement stores

 Our consolidated cost of sales in home improvement stores decreased Ch$12,620 million, or 5.5%, to Ch$215,805 million for the three-month period ended March 31, 2016 from Ch$228,425 million for the same period in 2015, mainly due to (i) a decrease in costs in Argentina of Ch$19,128 million, or 15.4%, in line with the Argentine Peso devaluation against the Chilean peso and (ii) a decrease in Colombia the in costs was Ch$802 million or 6.5% reflecting the reduction in sales due to the Colombian Peso  devaluation against the Chilean Peso. These effects were partially offset by an increase in cost of sales in Chile of Ch$7,310 million, or 7.9%, primarily as a result of the increase in sales described above, and an increase in provisioning due to a change in the criteria of provisioning inventory obsolescence, partially offset by lower shrinkage and logistic costs.

 Department stores

 Our consolidated cost of sales in our department stores increased Ch$15,664 million, or 9.6%, to Ch$179,513 million for the three-month period ended March 31, 2016 from Ch$163,849 million for the same period in 2015, due to (i) an increase of Ch$14,122 million, or 9.1%, in cost of sales in Chile as a result of the increase in sales, lower shrinkage and better negotiation of terms with suppliers and (ii) an increase in cost of sales in Peru of Ch$1,542 million, or 16.3%, as a result of the abovementioned expansion of the department store business in that country.

 Shopping centers

 Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers decreased Ch$2,222 million, or 34.4%, to Ch$4,229 million for the three-month period ended March 31, 2016 from Ch$6,451 million for the same period in 2015, due to (i) decrease in Chile of Ch$2,252 million, due to a decrease in common area maintenance expenses that we pay and are later reimbursed for by our tenants (ii) a decrease of Ch$78 million in cost of sales for our Argentine operations due to the Argentine Peso devaluation against the Chilean Peso, partially offset by a 55% increase in energy costs, due to a decrease of government subsidies and greater security expenses following the salary adjustment agreed between Sindicato de Seguridad Privada de la Republica de Argentina (Private Security Union of Argentina) and the government and (iii) a decrease in cost of sales in Colombia of Ch$15 million, or 19.0%, due mainly to the devaluation of the Colombian Peso against the Chilean Peso. These effects were partially offset by an increase in cost of sales in Peru of Ch$123 million, or 21.4%, due in part to an increase in sales and greater property taxes versus the same period in 2015.

 Financial services

 Our consolidated cost of sales, primarily provisions for bad debts relating to consumer receivables and collection and processing costs, from our financial services division increased 10.3%, or Ch$1,242 million, to Ch$13,256 million for the three-month period ended March 31, 2016 from Ch$12,014 million for the same period in 2015, mainly due to an increase of Ch$818 million, or 13.0% in Argentina as a result of the growth of our aggregate loan portfolio in that country,  partially offset by the devaluation of the Argentine Peso against the Chilean Peso and the increase of Ch$453 million, or 8.0%, in Peru reflecting the investment we made to increase our portfolio in the country.

 Gross profit

Our consolidated gross profit decreased 2.8%, or Ch$20,683 million, to Ch$719,864 million for the three-month period ended March 31, 2016 from Ch$740,547 million for the same period in 2015, primarily due to the devaluation of the Brazilian Real, Colombian Peso and Argentine Peso versus the Chilean Peso.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 106 bps to 29.0% for the three-month period ended March 31, 2016 from 27.9% for the same period in 2015. The improvement in gross margin reflects better profitability in our supermarkets, shopping centers and department stores divisions, reflecting our efficiency plans which include renegotiation of commercial terms with suppliers, lower promotional activity (resulted in lower marketing expenses) and improved levels of shrinkage.

Supermarkets

Our consolidated gross profit in our supermarkets decreased Ch$24,416 million, or 5.0%, to Ch$463,856 million for the three-month period ended March 31, 2016 from Ch$488,272 million for the same period in 2015, as a result of (i) a decrease in gross profit of Ch$26,574 million, or 16.8%, in Argentina primarily as a result of the devaluation of the Argentine Peso against the Chilean Peso; however gross margin in Argentina improved 109 bps, as a result of better terms with suppliers and the accumulation of inventories prior to the devaluation of the Argentine Peso against the Chilean Peso, (ii) a decrease in gross profit of Ch$12,016 million, or 12.1%, in Brazil, mainly due to the effect of the devaluation of the Brazilian real  against the Chilean Peso; however gross margin improved 218 bps versus the three-month period ended March 31, 2016 due to better pricing strategy and cost management and (iii) a decrease of Ch$3,323 million, or 8.1%, in Colombia as a result of the devaluation of the Colombian Peso against the Chilean Peso; however gross margin improved 22 bps as a result of a 20 bps decrease in shrinkage, greater bonuses from suppliers and a lower logistic cost, partially offset by greater promotional activity and marketing expenses period versus period. In Chile, gross profit increased by Ch$15,783 million, or 11.1%, and gross margin increased 119 bps, from 24.1%, to 25.3% in 2015 due to better management of non-perishables categories, which have greater contributions to margins. Improvements in the perishables margin at our Santa Isabel stores were due to the centralization of processes, coupled with improvements in joint management with suppliers, resulting in shrinkage reductions and better inventory management, among other efficiencies. In our Peruvian operations, our gross profit increased by Ch$1,714 million, or 3.6%, and gross margin increased Ch$1,714 million, or 3.6%, due mainly to a higher contribution from private labels, partially offset by greater promotional activity.

 Home improvement stores

 Our consolidated gross profit in our home improvement stores decreased Ch$11,017 million, or 9.2%, to Ch$108,564 million for the three-month period ended March 31, 2016 from Ch$119,581 million for the same period in 2015. The decrease in gross margin reflects (i) a decrease in gross profit in Argentina of Ch$11,819 million from Ch$80,386 million in 2015 to Ch$68,567 million in 2016, primarily as a result of the devaluation of the Argentine Peso against the Chilean Peso, however, gross margin improved 21 bps as a result of improved inventory management and the accumulation of inventories prior to the devaluation of the Argentina Peso against the Chilean Peso, and (ii) a decrease in gross profit in Colombia of Ch$181 million from Ch$3,992 million in 2015 to Ch$3,811 million in 2015 primarily as a result of the Colombian peso devaluation, however gross margin improved 39 bps due to the reduction of obsolete inventories and a more efficient commercial strategy. These effects were partially offset by the Ch$982 million increase in gross profit from our Chilean business in line with higher sales, a reduction in shrinkage and lower logistic costs; however, gross margin decreased 97 bps in the three-month period ended March 31, 2016 as compared to the three-month period ended March 31, 2015, due to one-off payments we received from suppliers who pay a one-time fee to be accepted as suppliers in new stores in the three-month period ended March 31, 2015 after an opening of a store in that period, coupled with a greater provision of obsolete inventory in the three-month period ended March 31, 2016.

 Department stores

Our consolidated gross profit in our department stores increased Ch$8,624 million, or 14.6%, to Ch$67,703 million for the three-month period ended March 31, 2016 from Ch$59,079 million for the same period in 2015, reflecting gains in both Chile and Peru. In Chile, we posted an increase in gross profit of Ch$7,713 million, or 13.5%, during the three-month period ended March 31, 2016 compared to the same period in 2015 driven by a reduction in shrinkage, better mix of products and better terms with suppliers in our Johnson store as a result of an increase in volumes purchased. In Peru, gross profit increased Ch$911 million, or 51.2%, as a result of an increase in size of our operations.

 Shopping centers

 Our consolidated gross profit in our shopping centers increased Ch$2,927 million, or 6.0%, to Ch$51,735 million for the three-month period ended March 31, 2016 from Ch$48,807 million for the same period in 2015, as a result of (i) an increase in gross profit in Chile of Ch$5,047 million, or 17.4%, mainly due to a decrease in common area maintenance expenses that we pay and are later reimbursed for by our tenants and (ii) an increase in gross profit in Peru of Ch$222 million, or 6.4%, as a result of higher revenues; however gross margin decreased 168 bps in the three-month period ended March 31, 2016 as compared to the three-month period ended March 31, 2015 as a result of an increase in property taxes.  These increases were partially offset by (i) a decrease in the gross margin contribution in Argentina of Ch$2,079 million, or 14.8%, reflecting the 12.1% decrease in revenues mainly due to the devaluation of the Argentine Peso against the Chilean Peso and (ii) a decrease in gross profit in Colombia of Ch$263 million, or 11.6%, mainly due to the devaluation of the Colombian Peso against the Chilean Peso.

 Financial services

Our consolidated gross profit in our financial services segment increased Ch$2,028 million, or 8.3%, to Ch$26,478 million for the three-month period ended March 31, 2016 from Ch$24,450 million for the same period in 2015, as a result of (i) a larger loan portfolio at our Peruvian operations, which increased gross profit in Peru by Ch$3,124 million, or 67.7%, (ii) increased gross profit of Ch$444 million reflecting the results from our bank in Chile which in turn reflected the strong performance of our mortgage line of business and (iii) the growth of our loan portfolio in Argentina. These increases were partially offset by lower gross profit of Ch$380 million in our Argentine operation reflecting the Argentine Peso against the Chilean Peso, iv) the decrease in our gross profit in Brazil of Ch$703 million reflecting the devaluation of the Brazilian Real against the Chilean Peso and v) a decrease in our gross profit in Colombia of Ch$458 million, or 26.2%, mainly due to the devaluation of the Colombian Peso against the Chilean Peso.

 Administrative expenses, distribution costs and other expenses

 Our consolidated administrative expenses, distribution costs and other expenses decreased Ch$42,007 million, or 6.7%, to Ch$587,777 million for the three-month period ended March 31, 2016 from Ch$629,784 million for the same period in 2015. This decrease reflects the 6.4% decrease in revenue from ordinary activities and the impact of the reduction in headcount to improve efficiency across all businesses.

 Other income by function

Our consolidated other income by function increased by Ch$24,472 million, or 150.1%, to Ch$40,774 million for the three-month period ended March 31, 2016 from Ch$16,302 million for the same period in 2015, as a result of an increase in the fair value of properties due to lower discount rates used in Chile, Argentina, Peru and Colombia for the three-month period ended March 31, 2016 compared to the same period in 2015.

 Results from financial and other activities

 The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of March 31,
	2016	2015	% Change
	(in millions of Ch$)
Financial income	3,841	3,491	10.0%
Financial expenses	(69,323)	(54,548)	27.1%
Exchange differences	38,526	(12,810)	N/A
Losses from indexation	(3,468)	(911)	280.7%
Total losses from financial and other activities	(27,565)	(63,033)	56.3%

Our consolidated losses from financial and other activities decreased for the three months period ended March 31, 2016 compared to the same period in 2015, in light of the following factors:

●
The reversal in our exchange differences result is explained by the appreciation of the Chilean Peso against the U.S. dollar period-over-period, notwithstanding lower exposure to the U.S. dollar of the unhedged portion of the debt. As of March 31, 2016, 19.4% of total debt was denominated in U.S. dollars after taking into account our cross currency swaps versus 31.0% as of March 31, 2015. The profits were offset by the negative effect of the appreciation of exchange rate over the fair value of derivatives, which was Ch$(8,414) million in the three-month period ended March 31, 2016 as compared to Ch$683 million in the three-month period ended March 31, 2015.

●
The increase in losses from indexation of Ch$2,557 million, or 280.7%, primarily reflects increased interest rates and greater variation of the UF. The increase was partially offset by lower exposure of our debt to floating interest rates, from 37% after we entered into a cross currency swap in the three-month period ended March 31, 2015 to 27% in the three-month period ended March 31, 2016.

●
The increase in net financial costs of 28.3% reflects the exchange rate effect resulting from the fair value of our daily rates to financial costs to Ch$(6,432) million in the three-month period ended March 31, 2016 from Ch$2,459 million in the three-month period ended March 31, 2015. Excluding this effect, net financial costs increased 10.3% period over period due to increased financial expenses related to our issuance of U.S.$1,000 million (Ch$628,220 million, at the exchange rate Ch$628.22 to U.S.1.00 which was the exchange rate reported by the Central Bank of Chile at February 12, 2015) indicating exchange rate aggregate principal amount of bonds in February 2015 in the international capital markets.

 Income tax expense

For the three month period ended March 31, 2016, we had an income tax expense of Ch$32,805 million compared to an income tax expense of Ch$33,358 million for the same period in 2015, a decrease of 1.7% mainly due to a higher tax basis in the three-month period ended March 31, 2015. Our income tax expense in the three-month period ended March 31, 2016 included income tax expenses of Ch$6,559 million in Brazil resulting primarily from increased deferred taxes of deferred tax assets and Ch$4,379 million due to non-deductable taxable gains in Argentina and Colombia that were non-deductible expenses.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings increased Ch$85,622 million, or 388.1%, to Ch$107,682 million for the three-month period ended March 31, 2016 from Ch$22,060 million for the same period in 2015. Our net earnings, as a percentage of revenues from ordinary activities, increased to 4.3% for the three-month period ended March 31, 2016 from 0.8% for the same period in 2015.

B.               LIQUIDITY AND CAPITAL RESOURCES

General

Our principal sources of liquidity have historically been:

●	cash generated by operations;

●	short-term credit extended by suppliers;

●	cash from borrowings and financing arrangements; and

●	financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●	acquisition of, or investments in, companies engaged in the retail business; and

●	capital expenditures for property, plant and equipment.

As of March 31, 2016 we had a positive working capital (defined as total current assets minus total current liabilities) of Ch$181,371 million.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2016. We anticipate financing any future capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

The following chart reflects the scheduled amortization of our indebtedness as of March 31, 2016:

(In millions of U.S. dollars as of March 31, 2016)

Leverage

Our objective regarding capital management is to safeguard our capacity to continue ensuring appropriate returns for our shareholders and benefits for other stakeholders and maintaining an effective capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt. Our leverage ratio was 60.4% as of March 31, 2016 compared to 66.7% as of March 31, 2015.

In accordance with the above, we combine different financing sources, such as capital increases, operating cash flows, bank loans and bonds.

Seasonality

Historically, we have experienced distinct seasonal patterns to our liquidity needs, which are highest in the first and second quarters of our fiscal year. Liquidity needs are higher in the first quarter primarily because payment becomes due for goods purchased in the previous quarter for the Christmas and New Year holidays. We also experience greater liquidity needs in the second quarter, as dividends and taxes are paid during this period.

During the periods when we have increased liquidity needs, we obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers.

Indebtedness

As of March 31, 2016, our net financial debt was Ch$2,443,404 million, up from Ch$2,335,553 million as of December 31, 2015.

As of March 31, 2016, 73.0% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds and including the cross currency swaps. The remaining financial debt was at variable interest rates. Of the variable-rate debt, 99.1%, including all the cross currency swaps, is indexed to local interest rates (either by its original terms or under derivative arrangements). Our hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

In the countries where we operate, the majority of costs and revenues are denominated in local currencies. The majority of our debt is denominated in Chilean Pesos. As of March 31, 2016, roughly 72.0% of our consolidated financial debt was denominated in U.S. dollars as compared to 66.4% in the corresponding period in 2015. The Company’s policy is to cover the risk caused by exchange rate variations on the position of our net liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging, including cross currency swaps as of March 31, 2016, the Company’s exposure to the U.S. dollar was 19.4% of its total debt.

 Credit facilities (bank loans and bonds)

At March 31, 2016, our principal bank loans and bonds (including interest) consisted of the following:

	As of March 31, 2016
	Currency	Interest Rate Structure	Amount Outstanding (in U.S.$)	Maturity Date	Amount Outstanding (in Ch$ Th)
Banks:
Chile
SANTANDER CHILE	CLP	TAB Nom 90	6,425,209	N/A *	4,303,605
BBVA CHILE	CLP	TAB Nom 90	21,946,797	N/A *	14,699,965
BANCO ESTADO	CLP	TAB Nom 90	47,048,281	N/A *	31,512,939
SCOTIABANK	USD	LBUSD 6M+1.5000	67,275,774	10-23-2017	45,061,313
RABOBANK	USD	3,8625	40,768,208	10-04-2018	27,306,546
MIZUHO BANK	USD	LBUSD 6M+1.4000	50,012,838	03-27-2019	33,498,599
SANTANDER CHILE	CLP	6,28	74,910,056	03-29-2019	50,174,756
SUMITOMO	USD	LBUSD 6M+1.3500	50,479,003	04-01-2019	33,810,836
BANCO ESTADO	CLP	TAB Nom 90+0.6000	59,562,754	06-28-2019	39,895,133
RABOBANK	USD	LBUSD 6M+1.6000	50,013,949	03-26-2020	33,499,343
BBVA CHILE	CLP	TAB Nom 180+0.5000	52,597,412	02-02-2021	35,229,747
Total Chile			521,040,281		344,689,175

Peru
			—		—
Total Peru			—		—

Brazil
HSBC BRASIL	BRAZILIAN REAL	CDI	13,055,552	N/A *	8,744,609
HSBC BRASIL	BRAZILIAN REAL	CDI-spread+1.6000	44,020,283	12-19-2016	29,484,786
HSBC BRASIL	BRAZILIAN REAL	CDI-spread+1.6000	35,216,226	12-19-2016	23,587,828
HSBC BRASIL	BRAZILIAN REAL	CDI-spread+1.6000	8,804,057	12-19-2016	5,896,957
BANCO NORDESTE	BRAZILIAN REAL	CDI-spread+1.6000	1,231,288	12-16-2018	824,717
SANTANDER BR	BRAZILIAN REAL	CDI	247,842	12-16-2019	166,005
SANTANDER BR	BRAZILIAN REAL	CDI	71,261	12-16-2019	47,731
Total Brazil			102,646,509		68,752,632

Argentina
BBVA FRANCES	ARS	BAIBOR1M+25.0000	2,714,717	N/A *	1,818,317
BANCO CIUDAD AR	ARS	BAIBOR1M+25.0000	11,682,639	N/A *	7,825,032
ICBC ARGENTINA	ARS	BAIBOR1M+25.0000	2,472,449	N/A *	1,656,046
BANCO GALICIA	ARS	BAIBOR1M+25.0000	17,397,059	N/A *	11,652,550
BAPRO	ARS	BAIBOR1M+25.0000	4,753,131	N/A *	3,183,647
IFC	USD	LBUSD6M+1.5500	3,857,730	08-16-2016	2,583,908
Total Argentina			42,877,725		28,719,500

Colombia
			—		—
Total Colombia			—		—

Bonds:
Incabond 2	PEN	7.625	39,499,955	08-12-2017	26,457,070
Incabond 1	PEN	7.188	86,657,386	05-05-2018	58,043,117
Bcenc-E	CLF	3.500	78,389,399	05-07-2018	52,505,219
Regs/144a 2021	USD	5.500	758,135,417	01-20-2021	507,799,102
Regs/144a 2023	USD	4.875	1,211,537,500	01-20-2023	811,487,818
Regs/144a 2025	USD	5.150	654,556,319	02-12-2025	438,421,822
Jumbo B	CLF	6.500	73,577,826	09-01-2026	49,282,428
Bcenc-F	CLF	4.000	176,717,807	05-07-2028	118,365,587
Bcenc-J	CLF	5.700	118,980,414	10-15-2029	79,693,081
Bcenc-N	CLF	4.700	176,723,136	05-28-2030	118,369,156
Bcenc-O	CLP	7.000	82,729,801	06-01-2031	55,412,421
Regs/144a 2045	USD	6.625	353,156,076	02-12-2045	236,543,940
Total Bonds			3,810,661,036		2,552,380,762

     *Non-committed over draft credit facilities with no set maturity.

In addition, at March 31, 2016, we had Ch$28,502 million in financial leasing.

As of March 31, 2016, the Company has available unused lines of credit for approximately Ch$473,317 million (Ch$466,587 million as of December 31, 2015). We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds, as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

●	a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

●	unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

●	minimum consolidated assets of at least UF 50.5 million;

As of the date of this Report on Form 6-K, we are in compliance with all of our loan and debt instruments covenants.

Leases

We have significant operating lease obligations. At March 31, 2016, 53.8% of our total selling space of the retail business was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Acquisitions and Divestitures

No significant acquisitions were completed during the three-month period ended March 31, 2016. On March 1, 2016 Cencosud announced the sale of its 33.3% stake in Mall Viña del Mar S.A. a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico, totaling UF 4,275,000 (approximately U.S.$160 million), which closed on April 18, 2016.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Three-month period ended March 31,
	2016	2015
	(in millions of Ch$)
Net cash from Continuing Operations provided by (used in):
Net cash (used in) from operating activities	(53,915)	29,449
Net cash (used in) from investing activities	115,671	(60,728)
Net cash (used in) from financing activities	(57,962)	(12,297)

Cash flows for the three-month period ended March 31, 2016 compared to the same period in 2015

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$3,794 million for the three-month period ended March 31, 2016, compared to a net cash outflow of Ch$43,577 million for the same period in 2015.

Operating activities. Net cash flows from operating activities decreased Ch$83,364 period over period to reach a negative cash flow of Ch$53,915 million for the three-month period ended as of March 31, 2016 from Ch$29,449 million for the same period in 2015. Operating cash flows from supermarkets, home improvement, department stores and financial services divisions decreased mainly as a result of the devaluation of the Argentine Peso, Brazilian Real and Colombian Peso against the Chilean Peso, which led to lower levels of operating revenue from our operations in such countries, partially offset by increased cash flows from shopping centers. Operating cash flows from our supermarkets division decreased in Argentina and Brazil driven by the above-mentioned currency devaluations, and in Peru due to increased advance cash payments to suppliers as compared to 2015. Home improvement cash flows were affected by the devaluation of the Argentine Peso, partially offset by increased cash flows in Chile and Colombia, which in turn resulted from increased revenues in Chile and decreased expenses in Colombia. Department store cash flows decreased as a result of a lower contribution from Peru due to greater working capital requirements, partially offset by increased cash flows from Chile due to better operating performance during the period. Cash flows from financial services decreased due to currency devaluations in Argentina, Brazil and Colombia, coupled with lower profitability from the latter two operations, due to an increase in cash payments which in turn resulted from increased costs of funding and lower collections due to the increased risk in our in-store financing and credit card business lines. Conversely, cash flows from shopping centers increased mainly due to (i) increased cash flows in Argentina due to updated contracts to reflect the increased CPI in the country, (ii) increased cash flows in Peru due to an increased occupancy rate in the Arequipa Mall and (iii) increased cash flows in Colombia due to improvements in collecting accounts receivables and decreased parking lost maintenance costs, partially offset by lower contribution from Chile, reflecting the increase in property taxes after the implementation of the Tax Reform Act.

Investing activities.Net cash flows from investment activities increased by Ch$176,399 million, reaching Ch$115,671 million for the three-month period ended as of March 31, 2016, from the Ch$60,728 million that was used in the same period of 2015. The variation is explained mainly by Ch$164,855 million increase in cash flows resulting from a settlement reached with mutual funds for the payment of debt amortizations from which we received a cash payment and interest received from investments in the Others (Corporation) segment, which was partially offset by greater working capital requirements. Additionally, our investment needs decreased because of reduced openings during the period.

Financing activities. Net cash flows used in financing activities amounted to Ch$57,962 million for the three month period ended as of March 31, 2016 from Ch$12,297 million used for financing activities in the corresponding period in 2015, an increase of Ch$45,665. The main difference is that in the first quarter of 2015 we experienced a significant cash inflow from financing activities due to the issuance of an international bond in February 2015 in the amount of U.S.1,000 million (Ch$628,220 million, at the exchange rate Ch$628.22 toU.S.1.00, which was the exchange rate reported by the Central Bank of Chile at February 12, 2015). In addition, we used cash to pay for bank loans, bond and interest amortizations.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	As of March 31,
	2016	2015
	(in millions of Ch$)
Capital expenditures (1)	41,890	44,358
Permanent investments (2)	—	—
Total	41,890	44,358
______________________________
(1)	Purchase or property, plant and equipment.
(2)	Primarily investments or divestitures in acquired companies.

In the year 2016, we expect to invest approximately U.S.$500 million. The organic growth plan for the next four years (2016 - 2019) contemplates investments of approximately U.S$2.5 billion and will be financed mainly by cash generated from operations.

Distribution by Type of Investment

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost, currencies and availability of the necessary funds.

We expect to finance our future capital expenditures with our operating cash flow and with bank loans.

C.	OFF-BALANCE SHEET ARRANGEMENTS

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

D.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of March 31, 2016:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of U.S.$)(1)
Long-term debt obligations (2)	0	589,294	882,350	2,510,310	3,981,954
Short-term debt obligations (2)	366,505	0	0	0	366,505
Time deposits and other bank balances	182,174	62,266	1,775	7,512	253,726
Leases obligations and other financial liabilities	105,020	372,445	973,002	17,397	1,467,865
Commercial loans	1,681,308	4,624	0	0	1,685,931
Tax liabilities	0	0	0	0	0
Other financial liabilities option	2,036	0	0	0	2,036
Total	2,337,043	1,028,629	1,857,127	2,535,219	7,758,018

______________________________
(1)	Amount stated in U.S, dollar have been translated from Chilean peso at the exchange rate of Ch$669.80 to U.S. 1.00, which was the exchange rate reported by the Central Bank of Chile at March 31, 2016.
(2)	Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses.

E.	NON-IFRS FINANCIAL MEASURES

This Report on Form 6-K makes reference to certain non-IFRS measures, namely EBIT from continuing operations. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

           EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. We have included EBIT to provide investors with a supplemental measure of our operating performance.

           We believe EBIT is an important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

           EBIT has important limitations as analytical tools. For example, EBIT does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

           We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT only as a supplement.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBIT is set forth below:

	Three-month period ended March 31,
	2016	2016	2015
		(unaudited)
	(in millions of U.S.$)(1)	(in millions of Ch$)
Profit attributable to controlling shareholders	160.8	107,682	22,060
Profit attributable to non-controlling shareholders	2.0	1,347	372
Profit from continuing operations	162.8	109,029	22,432
Financial expense (net)	97.8	65,483	51,057
Income tax charge	49.0	32,805	33,358
EBIT from continuing operations	309.5	207,317	106,847
As a % of revenues
Profit from continuing operations	4.4%	4.4%	0.8%
Financial income (expenses)	2.6%	2.6%	1.9%
Income tax charge	1.3%	1.3%	1.3%
EBIT from continuing operations	8.3%	8.3%	4.0%
______________________________
(1)	Amounts stated in U.S. dollars have been translated from Chilean pesos at the exchange of Ch$669.80 to U.S.$1.00 which was the exchange rate reported by the Central Bank of Chile at March 31, 2016.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBIT operations per business segment is included below:

Information by segment (unaudited)	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
	Three-month period ended March 31, 2016 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	90,280	79,608	34,375	459	16,947	(113,987)	107,682
Profit attributable to non-controlling shareholders	—	—	—	—	—	1,347	1,347
Net Income	90,280	79,608	34,375	459	16,947	(112,640)	109,029
Financial expense (net)	—	—	—	—	—	65,483	65,483
Income tax charge	—	—	—	—	—	32,805	32,805
EBIT from continuing operations	90,280	79,608	34,375	459	16,947	(14,352)	207,317

Information by segment (unaudited)	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
	Three-month period ended March 31, 2015 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	78,960	54,400	39,721	(3,324)	11,622	(161,646)	19,733
Profit attributable to non-controlling shareholders	—	—	—	—	—	372	372
Net Income	78,960	54,400	39,721	(3,324)	11,622	(161,274)	20,105
Financial expense (net)	—	—	—	—	—	51,057	51,057
Income tax charge	—	—	—	—	—	33,358	33,358
EBIT from continuing operations	78,960	54,400	39,721	(3,324)	11,622	(76,858)	104,520

       F.              DIRECTORS

Board of Directors

Our Annual Shareholder’s Meeting took place on April 29, 2016 during which, among other matters, the new Board of Directors was elected. For the next three years the Board of Directors is composed by Mr. Horst Paulmann, Heike Paulmann, Peter Paulmann, Roberto Philipps, Cristian Eyzaguirre, Julio Moura and David Gallagher (proposed by the controlling shareholder) and Mr. Mario Valcarce and Richard Büchi, as independent members. The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud (1)
Horst Paulmann Kemna (2)	Chairman of the Board	81	37
Heike Paulmann Koepfer	Director	46	17
Peter Paulmann Koepfer	Director	47	19
Richard Büchi	Director	63	3
Cristián Eyzaguirre	Director	67	11
David Gallagher	Director	71	5
Julio Moura	Director	64	4
Roberto Philipps	Director	69	13
Mario Valcarce	Director	66	0
______________________________
(1)	Including years in other positions at Cencosud.
(2)	Horst Paulmann Kenna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

Horst Paulmann Kemna. Mr. Paulmann is our Chairman of the Board and founder of Cencosud S.A. He has served on our Board since November 1978. He has served as a Director of the Chilean—German Chamber of Commerce (CAMCHAL) and the Chilean Chamber of Commerce.

Heike Paulmann Koepfer. Mrs. Paulmann has been a member of our Board of Directors since April 1999. She has a degree in business from the Universidad de Chile and an MBA from Universidad Adolfo Ibañez.

Peter Paulmann Koepfer. Mr. Paulmann has been a member of our Board of Directors since September 1996. Mr. Paulmann currently is the Chief Executive Officer for Importadora y Comercial Regen Ltda. He has a degree in business from the Pontificia Universidad Católica de Chile.

Richard Büchi. Mr. Büchi was elected an independent member of the board in April, 2013. He holds a civil engineering degree from Universidad de Chile and an MBA from the Wharton School of Business from the University of Pennsylvania. On March 2013 he took over the executive vice-presidency of ENTEL’s mobile phone division after having acted as the company’s CEO for 18 years. Additionally, Mr. Büchi was chairman of the board of Entel PCS and Entelphone.

Cristián Eyzaguirre. Mr. Eyzaguirre has been a member of our Board of Directors since 2005. He has an economics degree from Universidad de Chile and a Master of Arts in Economics from The University of California, Berkeley. Mr. Eyzaguirre is the former Chief Executive Officer of Banco Bice and Chief Financial Officer of Empresas CMPC S.A., and was a professor of Economics at the Universidad de Chile. He is currently a Director of Besalco, E-CL, Agunsa, Grupo GTD Teleductos, Teléfonica del Sur, IPAL, Banco París, Banco Cencosud (Peru) and Wenco. He also is Vice chairman of the advisory committee for the Chilean sovereign investment fund.

David Gallagher. Mr. Gallagher has been a member of the Board of Directors since April 2011. He has an MA in Modern Languages from Oxford University. He is Chairman and Founding Partner of ASSET Chile S.A, and is a director and Executive Committee member of the Centro de Estudios Publicos. Prior to founding ASSET Chile in 1984, Mr. Gallagher spent 10 years at Morgan Grenfell, where he became head of Latin American investment banking and director of Morgan Grenfell International.

Julio Moura. Mr. Moura has been a member of our Board of Directors since September 2011. Mr. Moura also serves as a director of Natura Cosméticos, Adecoagro and Brinox and as Chairman of Instituto Arapyaú. Prior to joining Cencosud, Mr. Moura served as Chairman of Masisa from 2002 to 2007 and as Executive Vice President of Schindler Group, Switzerland, from 1992 to 1997. Mr. Moura holds a Master’s Degree from MIT’s Sloan School of Management and an Engineering Degree from the Swiss Federal Institute of Technology (ETH).

Roberto Philipps. Mr. Philipps has been a member of our Board of Directors since 2003. He has held several executive positions with the Techint Organization and previously with Exxon Corporation. He is a former President of the Argentine Financial Executives Association and serves on the board of companies in Chile and Argentina. Mr. Philipps has a degree in business administration and accounting from the Universidad de Buenos Aires and completed the Advanced Executive Program at the Kellogg School, Northwestern University.

Mario Valcarce. Mr. Valcarce has been an independent member of our Board of Directors since April 19, 2016. Mr. Valcarce was CEO of Enersis S.A. from 2003 until 2006 and was Chairman of Endesa S.A. from 2006 to 2009. Currently he is part of the Board of Directors of Grupo Costanera SpA, Energia de la Patagonia, Aysén S.A., Empresas Navieras S.A., Besalco S.A. and Transelec S.A. Mr. Valcarce has a degree in Business Administration from Pontificia Universidad Católica de Valparaíso.

G.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of March 31, 2016, for:

●	each person known to us to own beneficially more than 5% of our shares of common stock; and

●	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Principal Shareholders (1)
Inversiones Quinchamali Limitada(2)	573,754,802	20.185%
Inversiones Latadia Limitada (3)	550,823,211	19.378%
Inversiones Tano Limitada (4)	457,879,800	16.109%
Directors and Executive Officers
Horst Paulmann Kemna (5)	70,336,573	2.475%
Peter Paulmann Koepfer (6)	*	*
Heike Paulmann Koepfer (7)	*	*
David Gallagher	—	—
Roberto Philipps	—	—
Cristián Eyzaguirre	—	—
Richard Büchi	*	*
Julio Moura	—	—
Mario Valcarce	—	—
Jaime Soler	*	*
Rodrigo Larrain	—	—
Rodrigo Hetz	*	*
Carlos Mechetti	*	*
Andrés Artigas	*	*
Bronislao Jandzio	—	—
Patricio Rivas	*	*
Antonio Ureta	*	*
Renato Fernandez	—	—
Carlos Madina	—	—
Ricardo Bennett	*	*
Total shares of common stock issued and outstanding	2,842,459,622	100.000%
____________________________
(1)
Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.

(2)
Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(3)
Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(4)
Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(5)
Horst Paulmann Kemna owns 2.475% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada. Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees” in our 2015 Form 20-F.

(6)	Peter Paulmann Koepfer owns 0.438% of our shares of common stock.
(7)	Heike Paulmann Koepfer owns 0.432% of our shares of common stock.

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Statements of Financial Position	F-2

Unaudited Condensed Consolidated Interim Statements of Profit and Loss and Other Comprehensive Income (Loss)	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Net Equity	F-6

Unaudited Consolidated Statements of Cash Flows	F-8

Notes to Unaudited Consolidated Interim Financial Statements	F-9

Cencosud S.A. and subsidiaries,
condensed consolidated interim statements of financial position

		As of
Assets	Note	March 31, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		251,539,892	268,275,126
Other financial assets, current	5	96,628,150	254,850,725
Other non-financial assets, current		30,968,638	14,442,030
Trade receivables and other receivables	6	733,706,609	819,839,383
Receivables due from related entities, current		16,473,998	14,851,194
Inventory	8	1,071,311,060	1,068,309,333
Current tax assets		90,057,513	61,197,049

		2,290,685,860	2,501,764,840

Assets classified as held for sale	21	94,079,667	-

Total current assets		2,384,765,527	2,501,764,840

Non-current assets
Other financial assets, non-current	5	354,876,893	421,532,586
Other non-financial assets, non-current		45,414,602	31,907,769
Trade receivable and other receivables, non-current	6	17,421,839	30,996,852
Equity method investment		196,964,055	251,527,505
Intangible assets other than goodwill	9	398,290,060	401,749,417
Goodwill	10	1,399,246,493	1,391,692,072
Property, plant and equipment	11	2,611,521,091	2,711,490,630
Investment property	12	1,808,110,947	1,807,095,204
Non-current tax assets		8,776,337	8,854,347
Deferred income tax assets		579,182,514	552,114,088

Total non-current assets		7,419,804,831	7,608,960,470
Total assets		9,804,570,358	10,110,725,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	March 31, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	326,501,928	356,173,111
Trade payables and other payables		1,653,029,791	1,856,524,795
Payables to related entities, current		28,277,735	29,196,949
Provisions and other liabilities	14	14,624,994	15,641,961
Current income tax liabilities		51,294,016	49,433,829
Current provision for employee benefits		76,902,512	97,889,042
Other non-financial liabilities, current		46,904,346	21,225,549

		2,197,535,322	2,426,085,236

Liabilities classified as held for sale	21	5,858,971	-

Total current liabilities		2,203,394,293	2,426,085,236

Non-current liabilities
Other financial liabilities	13	2,816,090,183	2,924,038,308
Trade accounts payables		4,623,692	4,502,991
Provisions and other liabilities	14	69,030,951	78,188,586
Deferred income tax liabilities		655,439,417	649,536,334
Non-current income tax liabilities		17,789,595	-
Other non–financial liabilities, non–current		58,813,976	57,562,037

Total non-current liabilities		3,621,787,814	3,713,828,256

Total liabilities		5,825,182,107	6,139,913,492

Equity
Paid-in capital	15	2,370,218,835	2,321,380,936
Retained earnings		2,412,942,047	2,329,411,478
Issuance premium		498,329,919	526,633,344
Other reserves		(1,302,211,089)	(1,205,679,999)

Equity attributable to controlling shareholders		3,979,279,712	3,971,745,759
Non-controlling interest		108,539	(933,941)

Total equity		3,979,388,251	3,970,811,818

Total equity and liabilities		9,804,570,358	10,110,725,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
condensed consolidated interim statement of profit and loss (unaudited)

		For the three months ended
Statements of profit and loss	Note	3/31/2016	3/31/2015
		ThCh$	ThCh$
Revenues from ordinary activities	18	2,483,843,974	2,652,647,107
Cost of Sales	16	(1,763,979,519)	(1,912,099,933)

Gross Profit		719,864,455	740,547,174

Other income by function	16	40,774,188	16,302,292
Distribution cost		(6,242,744)	(6,623,710)
Administrative expenses		(545,038,536)	(585,343,171)
Other expenses by function		(36,495,483)	(37,817,114)
Other losses, net	16	(3,462,534)	(10,569,944)

Operating profit		169,399,346	116,495,527

Finance income	16	3,840,794	3,490,506
Finance expenses	16	(69,323,451)	(54,547,798)
Participation in profit of equity method associates		2,860,171	1,745,343
Exchange differences	16	38,525,604	(12,809,762)
Losses from indexation	16	(3,468,411)	(911,064)

Profit before income tax		141,834,053	53,462,752

Income tax expense	17	(32,805,216)	(33,357,900)

Profit from continuing operations		109,028,837	20,104,852

Profit from discontinued operations	21	-	2,326,707
Profit attributable to controlling shareholders		107,681,808	22,059,666
Profit attributable to non–controlling shareholders		1,347,029	371,893

Net Profit		109,028,837	22,431,559

Earnings per share
Basic earnings per share from continued operations		38.1	7.0
Basic earnings per share from discontinued operations		-	0.8
Diluted earnings per share from continued operations		37.8	7.0
Diluted earnings per share from discontinued operations		-	0.8

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
condensed consolidated interim statement of comprehensive income (loss) (unaudited)

	For the three months ended
Statements of comprehensive income (loss)	3/31/2016	3/31/2015
	ThCh$	ThCh$
Net Profit	109,028,837	22,431,559

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(92,461,573)	(186,976,397)
Cash flow hedge	(139,627)	209,130

Total items that are or may be reclassified to profit and loss	(92,601,200)	(186,767,267)

Other comprehensive income, before taxes	(92,601,200)	(186,767,267)

Income tax related to cash flow hedge	38,945	(58,599)
Total income tax that are or may be reclassified to profit and loss	38,945	(58,599)

Total other comprehensive loss	(92,562,255)	(186,825,866)

Total comprehensive income (loss)	16,466,582	(164,394,307)

Income attributable to
Owners of the Company	15,371,505	(164,759,696)
Non-controlling interest	1,095,077	365,389

Total comprehensive income (loss)	16,466,582	(164,394,307)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the three months ended March 31, 2016 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	107,681,808	107,681,808	1,347,029	109,028,837
Other comprehensive loss	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	-	(92,310,303)	(251,952)	(92,562,255)

Total Comprehensive (loss) income	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	107,681,808	15,371,505	1,095,077	16,466,582

Exercise of stock options (see note 20)	48,837,899	(28,303,425)	-	-	-	(6,798,814)	-	(6,798,814)	-	13,735,660	-	13,735,660
Dividends	-	-	-	-	-	-	-	-	(24,151,239)	-	-	(24,151,239)
Stock option (see Note 20)	-	-	-	-	-	3,739,726	-	3,739,726	-	3,739,726	-	3,739,726
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,837,899	(28,303,425)	-	-	-	(3,059,088)	(1,161,699)	(4,220,787)	(24,151,239)	(7,837,552)	(52,597)	(7,890,149)

Total Changes in equity	48,837,899	(28,303,425)	(92,209,621)	(100,682)	-	(3,059,088)	(1,161,699)	(96,531,090)	83,530,569	7,533,953	1,042,480	8,576,433

Ending balance, as of March 31, 2016	2,370,218,835	498,329,919	(1,279,319,442)	14,758,902	(229,427)	16,217,511	(53,638,633)	(1,302,211,089)	2,412,942,047	3,979,279,712	108,539	3,979,388,251

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the three months ended March 31, 2015 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	22,059,666	22,059,666	371,893	22,431,559
Other comprehensive loss	-	-	(186,969,893)	150,531	-	-	-	(186,819,362)	-	(186,819,362)	(6,504)	(186,825,866)

Total Comprehensive (loss) income	-	-	(186,969,893)	150,531	-	-	-	(186,819,362)	22,059,666	(164,759,696)	365,389	(164,394,307)

Dividends	-	-	-	-	-	-	-		(3,744,040)	(3,744,040)	-	(3,744,040)
Stock option (see Note 20)	-	-	-	-	-	806,065	-	806,065	-	806,065	-	806,065
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	-	(1,782,267)	(1,782,267)	-	(1,782,267)

Total transactions with owners	-	-	-	-	-	806,065	-	806,065	(5,226,037)	(4,720,242)	-	(4,720,242)

Total Changes in equity	-	-	-	-	-	806,065	-	(186,013,297)	16,533,359	(169,479,938)	365,389	(169,114,549)

Ending balance, as of March 31, 2015	2,321,380,936	526,633,344	(883,516,607)	13,352,751	117,926	14,264,310	(52,476,934)	(908,258,554)	2,183,081,931	4,122,837,657	(466,395)	4,122,371,262

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statements of cash flows (unaudited)

	For the three months ended March 31,
	2016	2015
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods and provision of services	2,993,838,841	3,276,406,934
Other operating activities revenue	15,270,384	2,127,803

Types of payments
Payments to suppliers for supply of goods and services	(2,582,774,650)	(2,607,469,916)
Payments to and on behalf of personnel	(305,999,620)	(359,447,090)
Other operating payments	(155,528,361)	(161,135,678)
Interest paid	-	(1,838,561)
Interest received	-	102,542
Taxes paid	(19,709,011)	(20,843,407)
Other cash inflows (outflows)	987,025	(193,021)

Cash flows from (used in) operating activities (continuing operations)…………………	(53,915,392)	127,709,606
Cash flows used in operating activities (discontinued operations)..……………..	-	(98,261,013)

Net cash flow (used in) from operating activities	(53,915,392)	29,448,593

Cash flows (used in) from investing activities
Cash flows from loss of control in subsidiaries classified as investing activities	(1,434,532)	-
Proceeds from sales of property, plant and equipment	1,779,681	596,546
Purchases of property, plant & equipment	(41,889,961)	(44,357,712)
Purchases of intangible assets	(8,074,386)	(5,678,523)
Interest received	435,537	216,522
Proceeds from sale of other financial assets—mutual funds	962,391,032	1,095,023,552
Purchases of other financial assets—mutual funds	(797,536,248)	(1,105,749,183)

Cash flows from (used in) investing activities (continuing operations)…………………	115,671,123	(59,948,798)
Cash flows used in investment activities (discontinued operations)…....……………….	-	(779,284)

Net cash flow from (used in) investment activities	115,671,123	(60,728,082)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	13,735,660	-

Proceeds from borrowing at long–term	-	628,220,307
Proceeds from borrowing at short–term	45,464,010	732,356,151

Total loan proceeds from borrowing	45,464,010	1,360,576,458

Repayments of borrowing	(40,479,068)	(1,341,555,540)
Interest paid	(76,680,969)	(61,515,314)
Other cash outflows	(1,570)	-

Cash flows used in financing activities (continuing operations)………………..	(57,961,937)	(42,494,396)
Cash flows from financing activities (discontinued operations)..…………….	-	30,196,981

Net cash flow used in financing activities	(57,961,937)	(12,297,415)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	3,793,794	(43,576,904)

Effects of variations in the exchange rate on cash and cash equivalents	(20,529,028)	(4,433,706)

Net decrease in cash and cash equivalents	(16,735,234)	(48,010,610)
Cash and cash equivalents at the beginning of the period	268,275,126	218,871,793

Cash and cash equivalents at the end of the period	251,539,892	170,861,183

Incuded in cash and cash equivalents per the statement of financial situation	251,539,892	174,875,793
Incuded in the assets of the disposal group	-	(4,014,610)

The accompanying notes are an integral part of these condensed consoliodated interim financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 2,483,843,974 as of March 31, 2016.

During the year ended March 31, 2016, the Company employed an average of 138,997 employees, ending with a total number of 138,910 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,842,459,622 shares of a single series whose main shareholders are the following:

Major shareholders as of March 31, 2016	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.185%
Inversiones Latadia Limitada	550,823,211	19.378%
Inversiones Tano Limitada	457,879,800	16.109%
Banco de Chile on behalf of third parties	185,444,659	6.524%
Banco Itau on behalf of investors	135,049,824	4.751%
Horst Paulmann Kemna	70,336,573	2.475%
Fondo de Pensiones Habitat C	62,824,980	2.210%
Banco Santander - JP Morgan	56,918,099	2.002%
Provida C Pension Fund	56,826,301	1.999%
Habitat B Pension Fund	41,346,983	1.455%
Capital C Pension Fund	37,802,208	1.330%
Provida B Pension Fund	36,054,975	1.268%
Other shareholders	577,397,207	20.313%

Total	2,842,459,622	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of March 31, 2016	Interest
%
Inversiones Quinchamali Limitada	20.185%
Inversiones Latadia Limitada	19.378%
Inversiones Tano Limitada	16.109%
Horst Paulmann Kemna	2.475%
Manfred Paulmann Koepfer	0.489%
Peter Paulmann Koepfer	0.495%
Heike Paulmann Koepfer	0.490%
Succession of Mrs. Helga Koepfer Schoebitz	0.114%
Inversiones Alpa Limitada	0.026%

Total	59.761%

These condensed consolidated interim financial statements of Cencosud group as of March 31, 2016, were approved by the Board of Directors in a session held on May 25, 2016.

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the three months ended March 31, 2016 have been prepared in accordance with IAS 34, “Interim financial reporting” and do not include all the information required for a complete set of IFRS annual financial statements. Accordingly, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS.

2.2                                New and amended standards adopted by the group

(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2016.

Amendments and improvements

IFRS 11 Joint Arrangements. Publicated May 2014. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. They require an investor to apply the principles of  Business Combinations accounting when it acquires an  interest in a joint operation that constitutes a business.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 38, "Intangible Assets". Publicated May 2014. This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 41 “Agriculture”. Publicated June 2014. These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.

Amendment to IAS 27 "Consolidated and Separate Financial Statements". Publicated August 2014. The amendment allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated September 2014. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated December 2014. These Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities. The amendment defines that when applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

Amendment to IAS 1 “Presentation of Financial Statements”. Publicated December 2014. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment to ensure that entities are able to use judgement when presenting their financial reports as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgement.

Annual Improvements to IFRSs 2012–2014 Cycle. Publicated on September 25, 2014

Amendment to IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations". The amendment adds specific guidance in IFRS 5 changes in methods of disposal, for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

Improvements to IFRS 7 " Financial Instruments: Disclosures". It adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. This also clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

Improvements to IAS 19, "Employee Benefits". It clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

Improvements to IAS 34, " Interim Financial Reporting". This clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

Managenment has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are not a material impact on Financial Satements of the Group.

(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”

This standard defines a new model to recognize revenue from contracts with costumers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018

IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019
Amandments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IAS 7 “Statement of Cash Flows”
The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendments in Disclosure Initiative (Amendments to IAS 7) come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.
01-01-2017
Amendment to IAS 12 “Income Taxes”

The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.
01-01-2017

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for IFRS 15, IFRS 16 and IFRS 9, whose potential impacts are still being assessed by the Group. In particular regarding IFRS 16 the Company is analyzing the impacts that the new standard would have over the Financial Statements, Covenants and other financial indicators.”

2.3	Accounting policies

The accounting policies adopted are consistent with those applied during the previous financial year and corresponding interim reporting period, except for the estimation of income tax and adoption of new and amended standards disclosed in Note 2.2.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4	Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

Except for the change in the accounting policy related to the allocation in the statement of profit and loss of the effects of measurement at fair value of the ineffective portion of designated hedges, and economic hedges, described in note 23, no other changes in accounting policies have been adopted by the Company during for the three months ended March 31, 2016 and 2015, except for the adoption of new and amended standards disclosed in Note 2.2., no other changes in accounting policies have been adopted by the Company for the three month periods ended March 31, 2016 and 2015.

2.5	Income tax.

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes in Chile. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates are applicable based on the Company’s adoption of the partially integrated system.

The above implies that the income tax rate in Chile is 24% for the 2016 fiscal year. Therefore, for the close of the financial statements as of March 31, 2016, a tax rate of 24% has been considered in the determination of the income tax provision.

2.6	Assets and liabilities held for sale and discontinued operations

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale  are measured at the lower of their carrying amount and fair value less costs to sell, except forinvestment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but  not in excess of any cumulative impairment loss  previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are notdepreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group  classified as held for sale are  presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Assets held for sale, and associated liabilities, are detailed on note 21 to these condensed interim financial statements.

2.7	Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter.

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.

3	Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2015.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of March 31, 2016.

3.1.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2016 and December 31, 2015 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level III: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of March 31, 2016 and December 31, 2015, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of March 31, 2016 and December 31, 2015:

Table Valuation methodologies.

March 2016
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual funds	41,051,994	100%	-	-	-
	Derivatives	Forward	85,822	-	100%	-	-
	Governmental bonds	Governmental bonds	3,978,787	100%	-	-	-
	Other financial Instruments	Highly liquid financial instruments	51,511,547	100%	-	-	-
		Other financial investments	201,145	100%	-	-	-
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	24,325,957	-	-	-	100%
		Bank balances	135,173,111	-	-	-	100%
		Short-term deposits	92,040,824	-	-	-	100%
	Receivables	Receivables due from Bretas	878,695	-	-	-	100%
		Credit card and trade receivables, net (1)	751,128,448	-	-	-	100%
	Receivables from related entities	Related entities, current	16,473,998	-	-	-	100%
Financial liabilities and payables	Bank loans (1)	Current	206,832,358	-	-	-	100%
		Non-Current	255,985,695	-	-	-	100%
	Bonds payable (2)	Current	42,633,954	-	-	-	100%
		Non-Current	2,488,281,285	-	-	-	100%
	Other loans (lease)	Current	2,531,302	-	-	-	100%
		Non-Current	25,970,332	-	-	-	100%
	Deposits and saving accounts	Current	69,770,366	-	-	-	100%
		Non-Current	32,519,509	-	-	-	100%
	Debt purchase affiliates	Non-Current	2,025,542	-	-	-	100%
	Letters of credit	Non-Current	8,049,740	-	-	-	100%
	Other financial liabilities	Current	2,035,686	-	-	-	100%
	Trade payables	Current	1,497,820,973	-	-	-	100%
		Non-Current	461,210	-	-	-	100%
	Withholding taxes	Current	155,208,818	-	-	-	100%
		Non-Current	4,162,482	-	-	-	100%
	Payables to related entities	Current	28,277,735	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	3,645,892	-	100%	-	-
		Cash flow hedging asset	307,658,745	-	100%	-	-
		Fair value hedging asset	46,138,308	-	100%	-	-

December 2015

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	181,562,472	100%	-	-	-
	Derivatives	Forward	1,873,528	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	71,414,725	100%	-	-	-
		Other financial investments	185,549	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	41,943,295	-	-	-	100%
		Bank balances	189,062,850	-	-	-	100%
		Short-term deposits	37,268,981	-	-	-	100%
	Receivables	Receivables due from Bretas	2,625,340	-	-	-	100%
		Trade receivables, net (1)	850,836,235	-	-	-	100%
	Receivables from related entities	Related entities, current	14,851,194	-	-	-	100%
Financial liabilities and payables	Bank loans (1)	Current	193,821,962	-	-	-	100%
		Non-Current	269,733,099	-	-	-	100%
	Bonds payable (2)	Current	61,488,514	-	-	-	100%
		Non-Current	2,586,966,437	-	-	-	100%
	Other loans (lease)	Current	3,025,088	-	-	-	100%
		Non-Current	29,524,500	-	-	-	100%
	Deposits and saving accounts	Current	94,067,332	-	-	-	100%
		Non-Current	23,601,397	-	-	-	100%
	Debt purchase affiliates	Current	1,388,767	-	-	-	100%
		Non-Current	4,889,206	-	-	-	100%
	Letters of credit	Non-Current	8,235,348	-	-	-	100%
	Other financial liabilities	Current	2,323,419	-	-	-	100%
	Trade payables	Current	1,622,571,864	-	-	-	100%
		Non-Current	571,936	-	-	-	100%
	Withholding taxes	Current	233,952,931	-	-	-	100%
		Non-Current	3,931,055	-	-	-	100%
	Payables to related entities	Current	29,196,949	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	1,146,350	-	100%	-	-
		Cash flow hedging asset	382,046,136	-	100%	-	-
		Fair value hedging asset	36,675,561	-	100%	-	-

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of March 31, 2016 and December 31, 2015, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.	Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

Compared to year ended, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.

3.4                  Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Current	256,485,677	254,051,164
Non-Current	2,770,013,081	2,934,426,982

Total	3,026,498,758	3,188,478,136

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade and other receivables

•	Other current financial assets

•	Cash and cash equivalents (excluding bank overdrafts)

•	Trade and other payables

•	The following assets and liabilities within the held-for-sale disposal group:

–	Cash and cash equivalents

–	Other current assets

–	Trade and other payables

–	Borrowings

–	Other current liabilities

4	Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015, with the exception of changes in estimates that are required in determining the provision for income taxes and changes derived from adoption of new pronouncements as mentioned in Note 2.5.

4.1	Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

The rates used as of March 31, 2016 and December 31, 2015 are as follows:

	WACC rate as of
Country	3/31/2016	12/31/2015

Chile	6.52%	6.73%
Argentina	21.59%	22.50%
Peru	7.32%	7.50%
Colombia	7.55%	7.66%

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.	Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)	BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.
b)	Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)
c)
Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.

d)	Leverage Ratio: Estimated as of BETA referring them on 66.9% equity and 33.1% debt.
e)	Tax rate: We use the tax rate in effect in each country
f)
Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2. Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.	Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.	Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.       Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range

Malls……………….	Chile………..	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina…..	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office ……………..	Chile………...	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90% %
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:
•	Risk-adjusted discount rate were lower (higher)
•	Expected revenue growth were higher (lower)
•	The occupancy rate were higher (lower)

5	Other financial assets, current and non-current

The composition of this item as of March 31, 2016 and December 31, 2015 includes the following:

	As of
Other financial assets, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Government bonds	3,978,787	-
Mutual Funds units (*)	41,051,994	181,562,472
Hedging derivatives	85,822	1,873,528
Highly liquid financial instruments	51,511,547	71,414,725

Total other financial assets, current	96,628,150	254,850,725

	As of
Other financial assets, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Hedging derivatives	353,797,053	418,721,697
Financial investments Long term	201,145	185,549
Account receivable due from Bretas	878,695	2,625,340

Total other financial assets, non-current	354,876,893	421,532,586

* Mutual Funds units are mainly fixed rate investments

6	Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	As of
Trade receivables and other receivables net, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, current	153,942,842	174,446,809
Credit card receivables net, current	314,007,920	342,372,436
Other receivables, net, current	265,099,791	302,409,953
Letters of credit loans	656,056	610,185

Total	733,706,609	819,839,383

	As of
Trade receivables and other receivables, net, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, non-current	487,406	415,973
Credit card receivables net, non-current	2,492,476	4,610,379
Other receivables, net, non-current	4,969,017	16,312,688
Letters of credit loans	9,472,940	9,657,812

Total	17,421,839	30,996,852

	As of
Trade receivables and other receivables, gross, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, current	166,970,932	192,176,807
Credit card receivables gross, current	330,767,796	358,131,672
Other receivables gross, current	281,076,164	313,390,901
Letters of credit loans	814,536	776,786
Total	779,629,428	864,476,166

	As of
Trade receivables and other receivables, gross, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, non-current	487,406	415,973
Credit card receivables gross, non-current	2,492,476	4,610,379
Other receivables gross, non-current	4,969,017	16,312,688
Letters of credit loans, non-current	9,472,940	9,657,812
Total	17,421,839	30,996,852

	As of
Trade receivables and other receivables close to maturity	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Less than three months	571,589,121	622,399,661
Between three and six months	61,943,057	65,106,283
Between six and twelve months	59,209,780	60,918,226
In more than twelve months	17,421,839	30,996,852

Total	710,163,797	779,421,022

 The maturity of past due trade receivables as of March 31, 2016 and December 31, 2015 is as follows:

Trade receivables past due but not impaired	As of
	March 31, 2016 ThCh$	December 31, 2015 ThCh$
Past due less than three months	55,884,912	81,294,828
Past due between three and six months	15,506,724	10,635,980
Past due between six and twelve months	6,095,116	10,809,004
Past due in more than twelve months	9,400,718	13,312,184

Total	86,887,470	116,051,996

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Initial balance	44,636,783	45,643,245
Increase in provision	6,552,449	27,855,602
Utilized provision	(538,713)	(23,427,920)
Decrease in provision	(4,727,700)	(60,904,525)
Reclassified to assets held for sale	-	55,470,381

Total	45,922,819	44,636,783

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; Cencosud Group does not request collateral as a guarantee.

7	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations.  It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1	Trade receivables from related entities

The composition of the item as of March 31, 2016 and December 31, 2015 is as follows:
		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current
						3/31/2016	12/31/2015
						ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	-	1,516,720
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	6,145,602	7,552,703
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	4,477,023	3,707,894
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	1,822,374	1,383,949
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	-	265,914
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	211,152	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	2,941,472	413,421
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	795,154	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	81,221	10,593

Total						16,473,998	14,851,194

7.2	Trade payables to related entities

The composition of the item as of March 31, 2016 and December 31, 2015 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current
						3/31/2016	12/31/2015
						ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	833,667	444,619
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	21,214,661	24,723,846
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	2,448,057	1,640,310
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	3,742,417	2,388,174
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	38,933	-

Total						28,277,735	29,196,949

7.3	Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended March 31, 2016 and 2015, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	3/31/2016	Impact to profit and loss (charge /credit)	3/31/2015	Impact to profit and loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	-	-	261,739	(261,739)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	-	-	90,212	(90,212)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	890,000	(890,000)	1,018,499	(1,018,499)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	571,626	(571,626)	656,699	(656,699)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	1,598	1,598	1,997	1,997
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	201,477	(201,477)	113,664	(113,664)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	968,042	(968,042)	202,904	(202,904)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	-	-	24,671	24,671
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	128,891	128,891	115,022	115,022
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	1,595	1,595	56,282	56,282
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	43,403	(43,403)	111,465	(111,465)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	78,242	78,242	63,121	63,121
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	7,991	7,991	12,614	12,614
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	-	-	20,971	20,971
79.595.200-4	Adelco Santiago Ltda.	Company, director relationship	Goods purchases……………	Chilean pesos	Chile	7,931	(7,931)	-	-
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	12,645	12,645	528,602	528,602
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	332,918	(332,918)	183,902	(183,902)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	151,546	(151,546)	136,161	(136,161)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	5,737	(5,737)	3,413	(3,413)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	1,672	(1,672)	70,177	(70,177)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	1,981	1,981	3,860	3,860
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	111,976	(111,976)	416,332	(416,332)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	-	-	8,787	8,787
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	-	-	79,184	79,184
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	-	-	15,837	15,837
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	21,062	21,062	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	477,297	(477,297)	757,910	(757,910)
96.628.870-1	Entel Telefonía Local S.A.	Common director	Services provided	Chilean pesos	Chile	4,580	(4,580)	5,910	(5,910)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	135,207	(135,207)	550	(550)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	839,994	(839,994)	-	-
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	470,902	470,902	-	-
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	40,723	40,723	-	-
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	321	(321)	-	-
4773765-6	Cristian Eyzaguirre Johnston	Common director	Services provided	Chilean pesos	Chile	-	-	29,486	(29,486)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	166,650	(166,650)	276,002	(276,002)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	1,425	1,425	1,506	1,506
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	162	(162)	246	(246)
O-E	JetAviation Flight Services Inc.	Company, director relationship	Services provided	US Dollar	Chile	229,256	(229,256)	191,670	(191,670)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	-	-	97	(97)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Sale of goods	Chilean pesos	Chile	-	-	51	51
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	5,682	5,682	3,376	3,376
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	-	-	1,204	1,204
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	4,801,441	4,801,441	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	190,665,835	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	270,495,111	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	50,269	50,269	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Merchandise buying	Chilean pesos	Chile	-	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	186,725	186,725	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	14,925	14,925	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	916	916	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Merchandise buying	Chilean pesos	Chile	82,686	82,686	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	47,883	-	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	3,053	3,053	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	28,970	28,970	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Financial retail income	Chilean pesos	Chile	47,883	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	-	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	1,553,213	(1,553,213)	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	1,982,086	1,311,726	-	-

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a)	Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries (eliminated in the consolidation process).

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	3/31/2016	Impact to profit or loss (charge /credit)	3/31/2015	Impact to profit or loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	21,592,387	(21,592,387)	21,873,573	(21,873,573)
93.834.000-5	Cencosud Chile S.A.	Common control	Push partner income	Chilean peso	Chile	957,657	(957,657)	-	-
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	15,989,542	(15,989,542)	14,826,122	(14,826,122)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	4,195,393	(4,195,393)	4,856,328	(4,856,328)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	-	-	13,764	(13,764)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	251,378	(251,378)	77,608	(77,608)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	6,845,187	(6,845,187)	6,368,952	(6,368,952)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	63,756	(63,756)	262,057	(262,057)
99.500.840-8	CAT Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	117,896	(117,896)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	127,369	(127,369)	121,654	(121,654)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	993,875	(993,875)	1,288,118	(1,288,118)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	5,610,769	(5,610,769)	-	-
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	-	-	850	(850)
76.476.830-2	Cencosud Fidelidad S.A.	Common control	Services rendered	Chilean peso	Chile	6,481,766	(6,481,766)	7,228,669	(7,228,669)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	588,239	(588,239)
76.023.825-2	Cencosud Servicios Integrales S.A.	Common control	Commissions	Chilean peso	Chile	-	-	30	(30)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	1,451,400	(1,451,400)	1,250,086	(1,250,086)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	43,955,788	(43,955,788)	41,773,985	(41,773,985)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	Chile	5,912,534	(5,912,534)	4,456,746	(4,456,746)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	30,911,793	(30,911,793)	29,289,280	(29,289,280)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	Chilean peso	Chile	(693,948)	693,948	940,330	(940,330)
96.988.680-4	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	25,578,542	(25,578,542)	24,134,614	(24,134,614)
96.988.700-2	MegaJohnson's Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	5,497,259	(5,497,259)	5,597,336	(5,597,336)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	1,418,596	(1,418,596)	1,226,646	(1,226,646)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	828,333	(828,333)	910,689	(910,689)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	2,995,091	(2,995,091)	3,191,242	(3,191,242)
O-E	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	1,996,152	(1,996,152)	2,352,414	(2,352,414)
O-E	Cencosud Argentina S.A.	Common control	Commissions	Argentine peso	Argentina	1,931,876	(1,931,876)	2,367,072	(2,367,072)
O-E	Jumbo Retail Argentina S.A.	Common control	Leases	Argentine peso	Argentina	137,564	(137,564)	81,497	(81,497)
O-E	Jumbo Retail Argentina S.A.	Common control	Financial income	Argentine peso	Argentina	1,513,511	(1,513,511)	-	-
O-E	Jumbo Retail Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	889,272	(889,272)	1,950,856	(1,950,856)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	89,110	(89,110)	101,481	(101,481)

b)	Financing activities between related parties and their conditions

As of March 31, 2016
Grantor	Tax ID	Country	Receiving entity	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Fund transfer	Chilean peso	-	215,719,423	379,983,951	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Fund transfer	Chilean peso	-	20,448,648	31,056,019	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Fund transfer	Chilean peso	-	13,131,955	10,918,946	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Fund transfer	Chilean peso	-	196,972,011	229,702,846	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Fund transfer	Chilean peso	-	236,476	283,708	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Future Capitalization	Chilean peso	-	81,843,572	28,155,572	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Fund transfer	Chilean peso	-	1,478,951	639,669	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Fund transfer	Chilean peso	-	62,282	20,555	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Fund transfer	Chilean peso	-	1,204,627	106,857	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Fidelidad S.A.	Fund transfer	Chilean peso	-	3,397,841	300,100	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Fund transfer	Chilean peso	-	1,836,010	32,634	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Fund transfer	Chilean peso	-	10,180,008	9,893,285	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Fund transfer	Chilean peso	-	59,841,579	27,939,271	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Fund transfer	Chilean peso	-	7,610	14,643	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Maipú S.A.	Fund transfer	Chilean peso	-	29,208,635	12,177,982	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Puente S.A.	Fund transfer	Chilean peso	-	38,295,204	76,997	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Viña del Mar S.A.	Fund transfer	Chilean peso	-	13,830,929	13,830,929	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Administradora S.A.	Fund transfer	Chilean peso	-	16,227,931	77,356	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Johnson's Mega San Bernardo S.A.	Fund transfer	Chilean peso	-	79,393	153,088	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Fund transfer	Chilean peso	-	59	30,807	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Fund transfer	Chilean peso	-	5,158,239	12,324,082	Throughout 2016	-
Cencosud Internacional Ltda.	96.978.180-8	Chile	Cencosud Brasil Comercial S.A.	Fund transfer	US Dollar	-	70,000	-	Throughout 2016	-
Cencosud Peru S.A.	O-E	Peru	Cencosud S.A.	Loan	US Dollar	-	29,292	-	Throughout 2016	-

7.4	Board of Directors and key management of the Company

The Board of Directors as of March 31, 2016 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer

On the shareholders meeting held on April 29, 2016, Mr. Mario Valcarce Duran was designated as new Director of the Group.

Key management of the Company as of March 31, 2016 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomás Zabala	Corporate Strategy Manager	Industrial Engineer
Carlos Madina	Shopping Centers Managing Director	Business Administrator

7.5	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2015, set the following amounts for the 2015 period:

•
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the three months ended March 31, 2016 and 2015 are as follows:

Name	Role	March 31, 2016	March 31, 2015
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	50,925	48,657
Heike Paulmann Koepfer	Director	25,462	24,328
Peter Paulmann Koepfer	Director	25,462	24,328
Cristián Eyzaguirre Johnston	Director	25,462	24,328
Roberto Oscar Philipps	Director	33,950	32,437
Erasmo Wong Lu Vega (*)	Director	0	24,328
David Gallagher Patrickson	Director	33,950	32,437
Julio Moura	Director	25,462	24,328
Richard Bûchi Buc	Director	33,950	32,437

Total		254,623	267,608

(*) Mr. Erasmo Wong Lu has resigned to his designation as Director, with effective date as from August 26, 2015.

7.6	Compensation paid to senior management

Key management compensation	March 31, 2016	March 31, 2015
	ThCh$	ThCh$
Salary and other short term employee benefits	1,358,707	1,490,620
Share based payments	732,630	110,252
Total	2,091,337	1,600,872

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8                                Inventory

The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Inventory category	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Raw materials	4,477,546	5,687,964
Goods	1,191,463,651	1,196,132,051
Provisions	(124,630,137)	(133,510,682)

Total	1,071,311,060	1,068,309,333

The composition of inventories by business line as of March 31, 2016 and December 31, 2015 is as follows:

	As of March 31, 2016
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,079,734	3,397,812	-	4,477,546
Goods	185,516,029	642,539,589	238,777,896	1,066,833,514

Total	186,595,763	645,937,401	238,777,896	1,071,311,060

	As of December 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,466,349	4,221,615	-	5,687,964
Goods	186,513,106	658,932,859	217,175,404	1,062,621,369

Total	187,979,455	663,154,474	217,175,404	1,068,309,333

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower between their purchase price or production cost, net of allowance for obsolescence, and their net realizable value.

The carrying amount of inventories carried at March 31, 2016 and December 31, 2015 to its net realizable value less selling costs, provides for:

Current Inventories:
	Inventories at net realizable as of
Net realizable value movements	3/31/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	66,062,640	59,318,631
Increase of Inventory to NRV (Net Realizable Value)	6,530,977	20,881,321
Decrease of Inventory to NRV (Net Realizable Value)	(7,238,662)	(14,137,312)
Total	65,354,955	66,062,640

Other information relevant to inventory:

	For the three months ended March 31,
Additional information inventory	2016	2015
	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	1,652,195,243	1,800,139,150

Provision movements:

	Balance as of
Provisions	3/31/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	133,510,682	131,827,604
Amount of inventory reductions	69,934	7,019,718
Amount of reversals of inventory reductions	(8,950,479)	(5,336,640)

Total	124,630,137	133,510,682

The circumstances or events that led to the reversal of any write-down of inventories as of March 31, 2016 and December 31, 2015 relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the periods reported.

9.                                Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Intangibles assets other than goodwill net	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, net	132,532,460	133,909,906
Indefinite life intangible assets, net	265,757,600	267,839,511

Intangible assets, net	398,290,060	401,749,417

Patents, Trade Marks and Other Rights, Net	265,757,600	267,839,511
Software (IT)	101,648,607	103,417,708
Other Identifiable Intangible Assets, net (*)	30,883,853	30,492,198

Identifiable Intangible Assets, Net	398,290,060	401,749,417

	As of
Intangibles assets other than goodwill gross	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, Gross	258,365,204	253,636,682
Indefinite life intangible assets, Gross	265,757,600	267,839,511

Intangible Assets, Gross	524,122,804	521,476,193

Patents, Trade Marks and Other Rights, Gross	265,757,600	267,839,511
Software (IT)	207,902,211	203,727,371
Other Identifiable Intangible Assets, Gross (*)	50,462,993	49,909,311

Identifiable Intangible Assets, Gross	524,122,804	521,476,193

	As of
Accumulated amortization and value impairment	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets	(125,832,744)	(119,726,776)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(125,832,744)	(119,726,776)

Software (IT)	(106,253,604)	(100,309,663)
Other Identifiable Intangible Assets (*)	(19,579,140)	(19,417,113)

Accumulated amortization and value impairment	(125,832,744)	(119,726,776)

(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of March 31, 2016 and December 31, 2015 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets for the three months ended March 31, 2016 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	-	8,044,679	-	8,044,679
Retirements	-	(627,176)	-	(627,176)
Amortization	-	(5,943,941)	(162,027)	(6,105,968)
Decrease in foreign exchange	(2,081,911)	(1,069,677)	553,682	(2,597,906)
Other decrease (see note 11.3)	-	(2,172,986)	-	(2,172,986)

Balance at March 31, 2016	265,757,600	101,648,607	30,883,853	398,290,060

The movement of intangible assets as of and for the year ended December 31, 2015 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2015	275,070,653	88,441,290	37,030,237	400,542,180
Additions	-	35,364,898	-	35,364,898
Retirements	-	(369,699)	-	(369,699)
Amortization	-	(27,993,517)	(677,511)	(28,671,028)
Decrease in foreign exchange	(7,231,142)	(5,139,705)	(5,102,800)	(17,473,647)
Other Increase (decrease)	-	13,114,441	(757,728)	12,356,713

Balance at December 31, 2015	267,839,511	103,417,708	30,492,198	401,749,417

The detail of the amounts of identifiable intangible assets that are individually significant as of March 31, 2016 and December 31, 2015 is as follows:

Individually significant identifiable Intangible assets	Book Value March 2016	Book Value December 2015	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	32,125,095	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	70,091,116	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	15,705,560	14,949,332	Indefinite	Brazil	Supermarkets
Perini Brand	703,237	669,376	Indefinite	Brazil	Supermarkets
Prezunic Brand	10,705,067	10,189,637	Indefinite	Brazil	Supermarkets

Total	265,757,600	267,839,511

The charge to the profit and loss statement for amortization of intangibles for the three months ended March 31, 2016 and 2015 are detailed below:

	For the three months ended March 31,
Item line in statement of profit and loss which includes amortization of identifiable Intangible assets	2016	2015
	ThCh$	ThCh$
Administrative expenses	6,105,968	6,813,067

Total	6,105,968	6,813,067

As of March 31, 2016 and December 31, 2015, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of March 31, 2016 and December 31, 2015, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully depreciated are in use as of As of March 31, 2016 and December 31, 2015.

10	Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

10.1                      Measuring recoverable value of the Goodwill,

Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach using the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

As of March 31, 2016 the Company has not identified any signs that could indicate that the carrying amount of the goodwill may not be recoverable. The last annual test was performed in September 30, 2015. As of March 31, 2016, there have been no significant changes from the date of our annual 2015 consolidated statements.

10.2                      Goodwill by segment and country,

The following table details goodwill balances and movements by operating segment and country as of March 31, 2016 and December 31, 2015:

Goodwill per operating segment and country	As of December, 2015	Impairment	Increase (decrease) foreign exchange	As of March, 2016

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	-	(17,990)	97,996
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	17,405,845	361,382,427
Supermarkets—Peru	275,687,596	-	(8,843,184)	266,844,412
Supermarkets— Colombia	439,366,277	-	-	439,366,277
Financial services – Colombia	52,305,509	-	-	52,305,509
Shopping Centers – Colombia	31,383,305	-	-	31,383,305
Home Improvement—Argentina	2,477,939	-	(990,250)	1,487,689
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,391,692,072	-	7,554,421	1,399,246,493

The following table details goodwill balances and movements by operating segment and country as of December 31, 2015 and December 31, 2014:

Goodwill per operating segment and country	As of December, 2014	Impairment	Increase (decrease) foreign exchange	As of December, 2015

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	-	(34,361)	115,986
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(108,836,894)	343,976,582
Supermarkets—Peru	268,644,820	-	7,042,776	275,687,596
Supermarkets— Colombia	499,279,860	-	(59,913,583)	439,366,277
Financial services – Colombia	59,438,079	-	(7,132,570)	52,305,509
Shopping Centers – Colombia	35,662,847	-	(4,279,542)	31,383,305
Home Improvement—Argentina	3,208,796	-	(730,857)	2,477,939
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,682,348,563	(116,771,460)	(173,885,031)	1,391,692,072

11                                Property, plant and equipment

11.1	The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

Property, plant and equipment categories, net	As of
	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	69,632,028	63,017,895
Land	692,568,316	725,437,554
Buildings	1,047,212,500	1,075,995,255
Plant and equipment	234,019,085	246,716,665
Information technology equipment	32,515,969	32,046,485
Fixed installations and accessories	327,857,982	343,696,782
Motor vehicles	747,072	577,489
Leasehold improvements	196,834,067	202,460,078
Other property plant and equipment	10,134,072	21,542,427

Totals	2,611,521,091	2,711,490,630

Property, plant and equipment categories, gross	As of
	March 31, 2016 ThCh$	December 31, 2015 ThCh$
Construction in progress	69,632,028	63,017,895
Land	692,568,316	725,437,554
Buildings	1,280,109,531	1,310,237,782
Plant and equipment	570,583,361	608,586,845
Information technology equipment	138,411,494	142,496,186
Fixed installations and accessories	719,299,265	732,584,234
Motor vehicles	4,877,740	4,640,629
Leasehold improvements	273,791,485	274,904,826
Other property plant and equipment	15,938,476	27,627,230

Totals	3,765,211,696	3,889,533,181

	As of
	March 31, 2016 ThCh$	December 31, 2015 ThCh$
Buildings	(232,897,031)	(234,242,527)
Plant and equipment	(336,564,276)	(361,870,180)
Information technology equipment	(105,895,525)	(110,449,701)
Fixed installations and accessories	(391,441,283)	(388,887,452)
Motor vehicles	(4,130,668)	(4,063,140)
Leasehold improvements	(76,957,418)	(72,444,748)
Other property plant and equipment	(5,804,404)	(6,084,803)
Totals	(1,153,690,605)	(1,178,042,551)

 11.2                      The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

The Group reviewes the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

11.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2016 and March 31, 2016:

Movement for the three months ended March 31, 2016	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Changes
Additions	28,434,595	-	1,282,230	1,397,403	1,889,012	2,279,328	7,982	1,712,969	19,933	37,023,452
Disposals	-	(44,614)	-	(114,466)	(2)	-	-	-	(157,509)	(316,591)
Transfers to (from) investment properties	-	3,559,206	-	-	-	-	-	-	(2,955,016)	604,190
Increase (decrease) for other changes	2,172,986	-	-	-	-	-	-	-	-	2,172,986
Removal	-	-	(584,329)	(604,922)	(44,276)	(116,947)	-	-	-	(1,350,474)
Depreciation expenses			(7,569,253)	(11,551,494)	(3,399,410)	(15,374,646)	(62,828)	(7,015,197)	(201,221)	(45,174,049)
Increase (decrease) in foreign exchange	(1,230,945)	(22,810,677)	(16,790,988)	(5,715,429)	(283,067)	(5,244,583)	(51,062)	(6,201,475)	(1,379,808)	(59,708,034)
Transfer to (from) non—current assets and disposal groups held for sale	(815)	(13,573,153)	(11,524,013)	(857,651)	(2,356)	(622,776)	-	-	(6,640,255)	(33,221,019)
Other increase (decrease)	(22,761,688)	-	6,403,598	4,748,979	2,309,583	3,240,824	275,491	5,877,692	(94,479)	-
Total changes	6,614,133	(32,869,238)	(28,782,755)	(12,697,580)	469,484	(15,838,800)	169,583	(5,626,011)	(11,408,355)	(99,969,539)
Final balance as of March 31, 2016	69,632,028	692,568,316	1,047,212,500	234,019,085	32,515,969	327,857,982	747,072	196,834,067	10,134,072	2,611,521,091

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2015 and December 31, 2015:

Movement for the year ended December 31, 2015	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456
Changes
Additions	39,267,282	13,256,435	12,810,066	25,541,163	3,304,532	19,284,001	310,638	13,851,190	2,831,930	130,457,237
Disposals	-	-	(2,845,401)	-	(271,851)	-	(12,525)	-	-	(3,129,777)
Transfers to (from) investment properties	8,913,555	-	2,988,070	-	-	3,686,245	-	-	-	15,587,870
Increase (decrease) for other changes	(10,292,730)	-	-	-	(2,063,983)	-	-	-	-	(12,356,713)
Removal	(419)	(688,384)	(26,926)	(7,869,437)	(403,731)	(1,352,637)	-	-	(17,000)	(10,358,534)
Depreciation expenses			(33,329,879)	(52,615,043)	(14,591,325)	(66,642,810)	(498,560)	(21,336,782)	(804,885)	(189,819,284)
Increase (decrease) in foreign exchange	(5,274,847)	(59,116,214)	(55,509,268)	(19,513,608)	(954,739)	(27,690,495)	(770,493)	(51,211,220)	(8,577,741)	(228,618,625)
Other increase (decrease)	(77,634,258)	43,757	13,522,513	29,616,440	5,456,956	32,882,144	(1,708,527)	1,120,054	(3,299,079)	-
Total changes	(45,021,417)	(46,504,406)	(62,390,825)	(24,840,485)	(9,524,141)	(39,833,552)	(2,679,467)	(57,576,758)	(9,866,775)	(298,237,826)
Final balance as of December 31, 2015	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630

11.4           The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

11.5	Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

As of March 31, 2016, and December 31, 2015, there is no capitalization of borrowing costs.

11.6	Assets granted

As of Macrh 31, 2016 and December 31, 2015, properties, plant and equipment granted as security amounted ThCh$ 3,396,824 and ThCh$ 3,630,138, respectively. Nevertheless, there are no restrictions on ownership of assets.

11.7	Commitments to acquire assets

As of Macrh 31, 2016 and December 31, 2015, there are commitments to acquire property, plant and equipment of ThCh$ 81,776,974. and of ThCh$ 59,290,755, respectively.

11.8	Assets out of service

As of Macrh 31, 2016 and December 31, 2015, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

11.9	Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of March 31, 2016 and December 31, 2015. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others.  The retail business assets are depreciated based on the term of the lease agreement.

11.10	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized impairment losses or reversals of impairment affecting the statement of profit and loss as of March 31, 2016 and December 31, 2015.

11.11	Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixed installations and accesories: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others.

Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

12                      Investment properties

12.1	The roll-forward of investment properties as of March 31, 2016 and December 31, 2015 is the following:

	As of
Roll-forward of investment properties, net, fair value method	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Investment properties, net, initial value	1,807,095,204	1,663,592,396
Effect of fair value in profit or loss	37,958,719	198,154,988
Additions	-	6,404,431
Transfer from owner-occupied property, investment property, cost model	(604,190)	(15,587,870)
Decrease in foreign exchange rate	(33,399,544)	(45,468,741)
Reclassifications to assets “held for sale”	(2,939,242)	-

Changes in Investment Properties, Total	1,015,743	143,502,808

Investment Properties Final Balance	1,808,110,947	1,807,095,204

12.2	Income and expense from investment properties

	For the three months ended
Roll-forward of investment properties, net fair value method	March 31, 2016	March 31, 2015
	ThCh$	ThCh$
Revenue from Investment Property Leases	55,963,500	55,258,137
Direct operating expenses of Investment Properties which generate lease revenue	14,191,757	15,509,323

12.3	As of March 31, 2016 and December 31, 2015, investment properties are not encumbered,

12.4	As of March 31, 2016 there are commitments to acquire investment properties by ThCh$ 12,616,244 (ThCh$ 10,859,113 as of December 31, 2015),

12.5	There are no restrictions on ownership of assets,

13	Other financial liabilities, current and non-current

The composition of this item as of March 31, 2016 and December 31, 2015 is the following:

13.1                      Types of interest bearing (accruing) loans

	Balance as of 3/31/2016		Balance as of 12/31/2015
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	206,832,358	255,985,695	193,821,962	269,733,099
Bond debt (2)	42,633,954	2,488,281,285	61,488,514	2,586,966,437
Other loans—leases	2,531,302	25,970,332	3,025,088	29,524,500
Other financial liabilities	2,310,451	-	-	-
Other financial liabilities (hedge activities)	387,811	3,258,080	58,029	1,088,321
Time deposits (3)	67,167,071	32,519,509	89,791,028	23,601,397
Term savings accounts	404,330	-	451,312	-
Letters of credit	-	8,049,740	-	8,235,348
Deposits and other demand deposits	2,198,965	-	3,824,992	-
Debt purchase Bretas	-	-	-	1,636,153
Debt purchase of M. Rodriguez……………	-	2,025,542	-	1,864,286
Debt purchase Johnson	-	-	1,388,767	1,388,767
Other Financial liabilities—other	2,035,686	-	2,323,419	-

Totals Loans	326,501,928	2,816,090,183	356,173,111	2,924,038,308

(1)	Bank loans correspond to loans taken out with banks and financial institutions,
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons and 19 institutions. The average maturity of these deposits is 126 days as of March 31, 2016, and 196 days as of December 31, 2015.

13.2	Restrictions
Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of March 31, 2016 and December 31, 2015 the Company was in compliance with all financial debt covenants suscribed.

14                            Provisions and other liabilities
14.1	Provisions

The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Accruals and provision	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision	11,573,802	12,301,212	57,022,527	65,515,010
Onerous contracts provision (1)	3,051,192	3,340,749	12,008,424	12,673,576

Total	14,624,994	15,641,961	69,030,951	78,188,586

(1)	Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the previous periods.

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims (2)				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of March 31,2016	31,695,908	19,199,157	17,701,264	68,596,329	11,573,802	57,022,527
Total as of December 31,2015	40,771,526	21,779,689	15,265,007	77,816,222	12,301,212	65,515,010

(2)	The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

Provision By Country	March 31, 2016 ThCh$	December 31,2015 ThCh$
Chile	12,020,646	11,910,013
Argentina	21,416,749	32,492,814
Brazil	28,651,384	26,230,753
Peru	778,763	1,180,867
Colombia	5,728,787	6,001,775
Total Provision	68,596,329	77,816,222

14.2                      Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Additional provisions	1,483,206	-	1,483,206
Increase (decrease) in existing provisions	1,198,939	(954,709)	244,230
Provision used during the period	(1,004,243)	-	(1,004,243)
Reversal of non-used provisions	(359,854)	-	(359,854)
Increase (decrease) in foreign exchange rate	(10,537,941)	-	(10,537,941)

Changes in provisions, total	(9,219,893)	(954,709)	(10,174,602)

Total provision, closing balance as of March 31, 2016	68,596,329	15,059,616	83,655,945

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	14,695,645	-	14,695,645
Decrease in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Provision used during the year	(4,780,907)	-	(4,780,907)
Reversal of used provision	(3,034)	-	(3,034)
Decrease in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)

Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

15	Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

15.1	Authorized shares

There are no movements of authorized shares during the three month periods ended March 31, 2016 .

15.2                      Subscribed and paid shares

The roll-forward of paid shares from December 31, 2015 to March 31, 2016 is the following:

Movement in issued and fully paid shares	Number of Shares	Total ThCh$

Paid shares as of December 31, 2015	2,828,723,963	2,321,380,936
Exercise of options issued under the 2016 plan (see note 20) [*]	13,735,659	48,837,899
Paid shares as of March 31, 2016	2,842,459,622	2,370,218,835

[*] The exercised  share price reported to the SVS (Superintendencia de Valores y Seguros) for the authorized shares is Ch$ 3,555.56.

As of  March 31, 2016 there are 46,563,112 issued shares pending of subscription and payment, of which 13,264,341 and 33,298,771 will expire on April 29,2016 and November 20, 2017 respectively. As of December 31, 2015 there were 60,298,771 issued shares pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29, 2016 and November 20, 2017 respectively.

15.3	Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The Board of Directors ordinary session held on March 27, 2015 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 24, 2015, to distribute a dividend of Ch$ 20.59906 per share, chargeable to the 2014 net profits. The shareholders’ meeting approved the proposed dividend, and made clear that the final dividend considers the former payment of an interim dividend of Ch$8 per share paid in December 3, 2014. This final dividend was paid to shareholders from May 13, 2015.

On October 30, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid from December 4th, 2015.

As of March 31, 2016, the Group has recognized a minimum dividend payment for the interim results up to that date of ThCh$ 24,052,937. No recognition was done as of December 31, 2015, being that the interim dividend paid during 2015 excessed the distributable minimum dividend calculated on the 2015 liquid profits. The total charge to equity as of March 31, 2016 was ThCh$ 24,151,239 (ThCh$ 67,295,731 as of December 31, 2015).

15.4	Non-controlling interest

Details of the non-controlling interest as of March 31, 2016 and December 31, 2015 are as follows:

	Non-controlling Interest Mar 31,	Non-controlling Interest Dec 31,	Balances as of,
	2016	2015	Mar 31, 2016	Dec 31, 2015
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004%	0.00004%	424	415
Mercado Mayorista P y P Ltda.	10.00000%	10.00000%	93,871	93,871
Easy S.A.	0.073600%	0.42500%	11,817	324,244
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	-	(24,643)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	(282,220)	(1,613,621)
Cencosud Retail S.A.	0.03906%	0.03906%	205,426	194,291
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	79,221	91,502

Total			108,539	(933,941)

16                                Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16.1, 16.2 and 16.3.

	3-31-2016	3-31-2015
Expenses by nature of integral income by function	ThCh$	ThCh$
Cost of sales	1,763,979,519	1,912,099,933
Distribution cost	6,242,744	6,623,710
Administrative expenses	545,038,536	585,343,171
Other expenses by function (*)	36,495,483	37,817,114
Total	2,351,756,282	2,541,883,928

(*)	Mainly includes marketing expenses.

16.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:
Expenses by nature	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	1,652,195,243	-	1,652,195,243	1,800,541,785	-	1,800,541,785
Other cost of sales	111,784,276	-	111,784,276	127,940,842	16,382,694	111,558,148
Personnel expenses	324,051,034	-	324,051,034	359,496,606	6,639,952	352,856,654
Depreciation and amortization	51,280,017	-	51,280,017	53,494,999	534,211	52,960,788
Distribution cost	6,242,744	-	6,242,744	6,623,710	-	6,623,710
Other expenses by function	36,495,483	-	36,495,483	37,817,114	3,124,010	34,693,104
Cleaning	17,707,593	-	17,707,593	20,398,597	18,621	20,379,976
Safety and security	14,626,829	-	14,626,829	17,138,520	18,611	17,119,909
Maintenance	18,365,315	-	18,365,315	20,288,292	304,688	19,983,604
Professional fees	16,578,907	-	16,578,907	18,156,355	442,609	17,713,746
Bags for Customers	4,904,531	-	4,904,531	6,044,719	-	6,044,719
Credit card commission	23,397,692	-	23,397,692	23,708,917	11,352	23,697,565
Lease	47,510,269	-	47,510,269	47,774,527	456,695	47,317,832
Other	26,616,349	-	26,616,349	30,917,873	525,485	30,392,388

Total	2,351,756,282	-	2,351,756,282	2,570,342,856	28,458,928	2,541,883,928

16.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	254,825,533	-	254,825,533	285,476,455	6,024,960	279,451,495
Short-term employee benefits	61,683,110	-	61,683,110	66,981,390	361,912	66,619,478
Termination benefits	7,542,391	-	7,542,391	7,038,761	253,080	6,785,681

Total	324,051,034	-	324,051,034	359,496,606	6,639,952	352,856,654

16.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the three months ended 3/31/2016	For the three months ended 3/31/2015

	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	45,174,049	-	45,174,049	46,681,932	177,779	46,504,153
Amortization	6,105,968	-	6,105,968	6,813,067	356,432	6,456,635

Total	51,280,017	-	51,280,017	53,494,999	534,211	52,960,788

16.4	Other gains (losses)

Other gain (losses)	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Complementary remittance tax	(1,197,646)	-	(1,197,646)	(715,638)	-	(715,638)
Insurance claims	(5,566,905)	-	(5,566,905)	(6,519,527)	-	(6,519,527)
Wealth tax Colombia	1,607,520	-	1,607,520	-	-	-
Sales of businesses and properties	9,547,202	-	9,547,202	846,119	-	846,119
Other net losses	(7,852,705)	-	(7,852,705)	(4,180,898)	(3,060,684)	(7,241,582)

Total	(3,462,534)	-	(3,462,534)	(10,569,944)	(3,060,684)	(13,630,628)

16.5	Other operating income

Other operating income	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton and Wraps	931,922	-	931,922	808,542	-	808,542
Recovery of fees	545,676	-	545,676	767,709	-	767,709
Increase on revaluation of Investment properties (see note 12.1)	37,958,719	-	37,958,719	12,976,788	-	12,976,788
Other Income	1,337,871	-	1,337,871	2,162,855	413,602	1,749,253

Total	40,774,188	-	40,774,188	16,715,894	413,602	16,302,292

16.6 Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the three months ended 3/31/2016			For the three months ended 3/31/2015

	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other finance income	3,840,794	-	3,840,794	3,658,708	168,202	3,490,506

Financial income	3,840,794	-	3,840,794	3,658,708	168,202	3,490,506

Bank loan expenses	(25,255,302)	-	(25,255,302)	(30,819,665)	(1,993,654)	(28,764,362)
Bond debt expenses	(36,048,575)	-	(36,048,575)	(31,015,067)	(2,996,057)	(28,019,010)
Interest on bank loans	(452,093)	-	(452,093)	(5,503,206)	(5,503,206)	-
Valuation of financial derivatives	(7,567,481)	-	(7,567,481)	61,649	-	2,235,574

Financial Expenses	(69,323,451)	-	(69,323,451)	(67,276,289)	(10,492,917)	(54,547,798)

Results from UF indexed bonds in Chile	(3,325,580)	-	(3,325,580)	85,108	1,383	83,725
Results from UF indexed Brazil	(142,831)	-	(142,831)	(1,000,031)	-	(1,000,031)
Results from UF indexed Other	-	-	-	5,242	-	5,242

(Losses) gains from indexation	(3,468,411)	-	(3,468,411)	(909,681)	1,383	(911,064)

Financial debt IFC-ABN Argentina	(96,366)	-	(96,366)	(259,629)	-	(259,629)
Debt to the public Bonds and Banks (Chile)	38,721,668	-	38,721,668	(13,454,496)	(4,341,757)	(10,332,654)
Financial debt Peru	(243,029)	-	(243,029)	(2,217,479)	-	(2,217,479)
Financial assets and Financial debt—Colombia	143,331	-	143,331	-	-	-

Exchange difference	38,525,604	-	38,525,604	(15,931,604)	(4,341,757)	(12,809,762)

Financial results total	(30,425,464)	-	(30,425,464)	(80,458,866)	(14,665,089)	(64,778,118)

17	Income tax expense

The charge (credit) to periodic results within the Interim consolidated statement of profit and loss by function related to the income tax amounts were M$ 32,805,216 as of March 31, 2016; and M$ 33,357,900, as of March 31, 2015, as the table bellow:

	March 31, 2016	March 31, 2015
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	34,784,903	36,724,451
Deferred tax (benefit) related to creation or reversal of temporary differences	(2,190,153)	3,291,632
Deferred tax related (benefit) to changes in tax rates	210,466	(6,658,183)

Income tax expense	32,805,216	33,357,900

18                                Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

18.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the three months ended March 31, 2016 and March 31, 2015 in thousands of Chilean pesos is the following:

Regional information by segment
Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,813,974,167	55,963,500	324,368,894	247,215,355	39,733,346	2,588,712	2,483,843,974	-
Cost of sales	(1,350,118,155)	(4,228,769)	(215,805,344)	(179,512,697)	(13,255,733)	(1,058,821)	(1,763,979,519)	-

Gross Margin	463,856,012	51,734,731	108,563,550	67,702,658	26,477,613	1,529,891	719,864,455	-

Other income by function	2,466,271	37,836,338	103,863	124,352	(149)	243,513	40,774,188	-
Sales, general and administrative expenses	(377,703,970)	(9,962,988)	(74,292,844)	(67,368,029)	(12,336,195)	(46,112,737)	(587,776,763)	-
Financial expenses, net	-	-	-	-	-	(65,482,657)	(65,482,657)	-
Participation in profit of equity method associates	54,181	-	-	-	2,805,990	-	2,860,171	-
Exchange differences	-	-	-	-	-	38,525,604	38,525,604	-
Losses from indexation	-	-	-	-	-	(3,468,411)	(3,468,411)	-
Other gains (losses), net	1,607,520	-	-	-	-	(5,070,054)	(3,462,534)	-
Income tax expense	-	-	-	-	-	(32,805,216)	(32,805,216)	-

Net profit (loss)	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(112,640,067)	109,028,837	-
Net profit (loss) from continued operations	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(112,640,067)	109,028,837	-
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,347,029)	(1,347,029)	-

Net profit for the year attributable to controlling shareholders, Total	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(113,987,096)	107,681,808	-
Depreciation and amortization	31,806,859	1,568,010	6,002,721	7,275,658	788,576	3,838,193	51,280,017	-

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended March 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,989,177,198	55,258,137	348,006,478	222,927,342	36,463,802	814,150	2,652,647,107	45,875,537
Cost of sales	(1,500,905,580)	(6,450,736)	(228,425,261)	(163,848,642)	(12,013,842)	(455,872)	(1,912,099,933)	(16,382,694)

Gross Margin	488,271,618	48,807,401	119,581,217	59,078,700	24,449,960	358,278	740,547,174	29,492,843

Other revenues by function	2,625,579	12,980,795	141,567	207,594	105	346,652	16,302,292	(413,602)
Sales, general and administrative expenses	(412,012,440)	(9,058,587)	(80,002,116)	(62,610,641)	(12,827,684)	(53,272,527)	(629,783,995)	12,076,235
Financial expenses, net	-	-	-	-	-	(51,057,292)	(51,057,292)	10,492,917
Participation in profit of equity method associates	74,966	1,670,377	-	-	-	-	1,745,343	-
Exchange differences	-	-	-	-	-	(12,809,762)	(12,809,762)	4,341,757
Losses from indexation	-	-	-	-	-	(911,064)	(911,064)	(1,383)
Other losses, net	-	-	-	-	-	(10,569,944)	(10,569,944)	(5,283)
Income tax expense	-	-	-	-	-	(33,357,900)	(33,357,900)	675,495
Profit attributable to discontinued operations	-	-	-	-	2,326,707		2,326,707	2,326,707

Net profit (loss)	78,959,723	54,399,986	39,720,668	(3,324,347)	13,949,088	(161,273,559)	22,431,559	-
Net profit (loss) from continued operations	78,959,723	54,399,986	39,720,668	(3,324,347)	11,622,381	(161,273,559)	20,104,852	2,326,707
Net profit (loss) from discontinued operations	-	-	-	-	2,326,707	-	2,326,707	(2,326,707)
Net profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	(371,893)	(371,893)	-

Net profit for the year attributable to controlling shareholders, Total	78,959,723	54,399,986	39,720,668	(3,324,347)	13,949,088	(161,645,452)	22,059,666	-
Depreciation and amortization	33,401,381	2,206,978	5,402,214	8,143,329	452,429	3,888,668	53,494,999	534,211

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S.A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment
For the quarter ended March 31, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	626,355,817	33,767,643	135,674,523	233,513,088	413,979	1,993,339	1,031,718,389	-
Cost of sales	(468,139,519)	250,017	(99,488,952)	(168,502,568)	29,869	(219,617)	(736,070,770)	-

Gross margin	158,216,298	34,017,660	36,185,571	65,010,520	443,848	1,773,722	295,647,619	-

Argentina
Ordinary income, total	409,606,067	15,713,620	173,389,012	-	22,991,017	653,519	622,353,235	-
Cost of sales	(278,107,393)	(3,718,751)	(104,822,121)	-	(7,134,757)	(183,838)	(393,966,860)	-

Gross margin	131,498,674	11,994,869	68,566,891	-	15,856,260	469,681	228,386,375	-

Brazil
Ordinary income, total	377,705,355	-	-	-	1,149,388	-	378,854,743	-
Cost of sales	(290,435,146)	-	-	-	-	-	(290,435,146)	-

Gross margin	87,270,209	-	-	-	1,149,388	-	88,419,597	-

Peru
Ordinary income, total	211,258,711	4,413,174	-	13,702,267	13,890,954	867,332	244,132,438	-
Cost of sales	(162,317,268)	(695,992)	-	(11,010,129)	(6,150,845)	(777,803)	(180,952,037)	-

Gross margin	48,941,443	3,717,182	-	2,692,138	7,740,109	89,529	63,180,401	-

Colombia
Ordinary income, total	189,048,217	2,069,063	15,305,359	-	1,288,008	(925,478)	206,785,169	-
Cost of sales	(151,118,829)	(64,043)	(11,494,271)	-	-	122,437	(162,554,706)	-

Gross margin	37,929,388	2,005,020	3,811,088	-	1,288,008	(803,041)	44,230,463	-

Gross margin by country and segment

For the quarter ended March 31, 2015	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	591,729,112	30,972,203	127,382,808	211,678,461	-	(17,604)	961,744,980	45,875,537
Cost of sales	(449,295,715)	(2,001,851)	(92,179,139)	(154,380,835)	-	(68,077)	(697,925,617)	(16,382,694)

Gross margin	142,433,397	28,970,352	35,203,669	57,297,626	-	(85,681)	263,819,363	29,492,843

Argentina
Ordinary income, total	509,623,983	17,870,300	204,335,925	-	22,552,184	1,117,081	755,499,473	-
Cost of sales	(351,550,944)	(3,796,518)	(123,950,094)	-	(6,316,288)	94,738	(485,519,106)	-

Gross margin	158,073,039	14,073,782	80,385,831	-	16,235,896	1,211,819	269,980,367	-

Brazil
Ordinary income, total	474,563,037	-	-	-	1,852,761	-	476,415,798	-
Cost of sales	(375,277,110)	-	-	-	-	-	(375,277,110)	-

Gross margin	99,285,927	-	-	-	1,852,761	-	101,138,688	-

Peru
Ordinary income, total	205,370,669	4,068,432	-	11,248,881	10,313,279	526,483	231,527,744	-
Cost of sales	(158,143,703)	(573,323)	-	(9,467,807)	(5,697,554)	(595,889)	(174,478,276)	-

Gross margin	47,226,966	3,495,109	-	1,781,074	4,615,725	(69,406)	57,049,468	-

Colombia
Ordinary income, total	207,890,397	2,347,202	16,287,745	-	1,745,578	(811,810)	227,459,112	-
Cost of sales	(166,638,108)	(79,044)	(12,296,028)	-	-	113,356	(178,899,824)	-

Gross margin	41,252,289	2,268,158	3,991,717	-	1,745,578	(698,454)	48,559,288	-

18.4	Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	74,410,864	13,712,043	3,809,189	950,102	23,025,425	135,632,269	251,539,892
Other financial assets, current	-	-	-	-	-	96,628,150	96,628,150
Other non-financial assets, current	13,329,089	2,079,629	7,907,382	3,340,428	909,889	3,402,221	30,968,638
Trade receivables and other receivables	293,481,528	19,208,833	49,484,744	22,036,492	332,252,798	17,242,214	733,706,609
Receivables due from related entities, current	92,032	-	-	-	16,381,966	-	16,473,998
Inventory	671,496,845	-	213,218,451	186,595,764	-	-	1,071,311,060
Current tax assets	35,639,360	4,509,232	3,550,740	7,028,977	4,544,059	34,785,145	90,057,513
Assets classified as held for sale, current	-	-	-	-	-	94,079,667	94,079,667

Total current assets	1,088,449,718	39,509,737	277,970,506	219,951,763	377,114,137	381,769,666	2,384,765,527

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	354,876,893	354,876,893
Other non-financial assets, non-current	40,560,930	2,169,296	934,347	1,739,946	10,083	-	45,414,602
Trade receivables and other receivables, non-current	5,183,517	-	272,906	-	11,965,416	-	17,421,839
Equity method investments	930,427	-	-	-	196,033,628	-	196,964,055
Intangible assets other than goodwill	191,609,863	375,985	9,244,043	155,463,427	4,153,184	37,443,558	398,290,060
Goodwill	1,174,585,073	31,481,301	2,715,147	138,159,463	52,305,509	-	1,399,246,493
Property, plant and equipment	1,569,300,402	422,771,720	298,116,099	282,737,080	3,974,432	34,621,358	2,611,521,091
Investment property	-	1,808,110,947	-	-	-	-	1,808,110,947
Income tax assets, non-current	3,543,852	194,325	743,278	4,284,793	-	10,089	8,776,337
Deferred income tax assets	-	-	-	-	-	579,182,514	579,182,514

Total non-current assets	2,985,714,064	2,265,103,574	312,025,820	582,384,709	268,442,252	1,006,134,412	7,419,804,831

Total Assets	4,074,163,782	2,304,613,311	589,996,326	802,336,472	645,556,389	1,387,904,078	9,804,570,358

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	-	-	-	-	-	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables, current	297,479,644	46,051,513	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Trade receivables due from related parties, current	-	-	-	-	-	14,851,194	14,851,194
Inventory, current	663,154,474	-	217,175,404	187,979,455	-	-	1,068,309,333
Income tax receivable, current	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets classified as held for sale, current	-	-	-	-	-	-	-

Total current assets	1,161,969,157	60,637,112	296,424,454	267,519,548	379,702,442	335,512,127	2,501,764,840

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	421,532,586	421,532,586
Other non-financial assets, non-current	-	-	-	-	-	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	-	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	-	-	195,044,515	-	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	-	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	-	1,807,095,204	-	-	-	-	1,807,095,204
Income tax assets, non-current	-	-	-	-	-	8,854,347	8,854,347
Deferred income tax assets	-	-	-	-	-	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470

Total Assets	4,252,808,862	2,344,727,272	628,411,307	826,200,724	648,659,483	1,409,917,662	10,110,725,310

18.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at March 31, 2016	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,120,038,579	48,892,211	229,801,215	172,594,998	41,734,480	39,968,308	1,653,029,791

Regional information by segment Current assets and liabilities at December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,244,291,150	38,229,357	251,243,590	236,213,472	37,795,722	48,751,504	1,856,524,795

18.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,739,896,101	1,070,231,692	1,227,930,752	1,198,774,916	1,567,736,897	9,804,570,358
Total liabilities	4,048,071,660	583,158,906	464,353,182	356,977,120	372,621,239	5,825,182,107
Total Net equity	863,212,791	624,684,572	763,013,145	705,407,972	1,023,069,771	3,979,388,251
Adjustments to net investment	(171,388,350)	(137,611,786)	564,425	136,389,824	172,045,887	-
Net investment……………	691,824,441	487,072,786	763,577,570	841,797,796	1,195,115,658	3,979,388,251
Percentage of Net equity	21.7%	15.7%	19.2%	17.7%	25.7%	100.0%
Percentage of equity	17.4%	12.2%	19.2%	21.2%	30.0%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Total Net equity	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Adjustments to net investment	(188,930,118)	(142,101,136)	2,632,589	162,245,085	166,153,580	-
Net investment……………	666,513,513	548,562,625	693,327,391	879,925,516	1,182,482,773	3,970,811,818
Percentage of Net equity	21.5%	17.4%	17.4%	18.1%	25.6%	100.0%
Percentage of equity	16.8%	13.8%	17.5%	22.2%	29.8%	100.0%

18.7	Regional information, including intersegments is as follows:

	For the three months ended March 31, 2016
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,813,974,167	-	1,813,974,167
Shopping	91,647,014	35,683,514	55,963,500
Home Improvement	324,691,518	322,624	324,368,894
Department stores	247,215,355	-	247,215,355
Financial Services	39,733,346	-	39,733,346
Others	2,588,712	-	2,588,712

TOTAL	2,519,850,112	36,006,138	2,483,843,974

	For the three months ended March 31, 2015
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,989,177,198	-	1,989,177,198
Shopping	83,203,134	27,944,997	55,258,137
Home Improvement	348,561,503	555,025	348,006,478
Department stores	222,927,342	-	222,927,342
Financial Services	36,463,802	-	36,463,802
Others	814,150	-	814,150

TOTAL	2,681,147,129	28,500,022	2,652,647,107

18.8	Non-current assets by country

At March 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,989,790	4,552,057	14,954,833	1,911,762	6,160	45,414,602
Trade receivables and other receivables	9,472,940	2,834,903	5,113,996	-	-	17,421,839
Equity Method investments	196,033,628	-	-	930,427	-	196,964,055
Intangible assets other than goodwill	213,744,842	9,784,482	58,616,464	107,574,157	8,570,115	398,290,060
Goodwill	246,378,878	1,585,685	361,382,427	266,844,412	523,055,091	1,399,246,493
Property Plant and Equipment	1,132,950,648	222,983,066	319,842,318	352,168,813	583,576,246	2,611,521,091
Investment Property	1,396,850,583	187,141,029	-	196,956,497	27,162,838	1,808,110,947
Income tax assets, non-current	7,997,053	779,284	-	-	-	8,776,337

Non -current assets—Total	3,227,418,362	429,660,506	759,910,038	926,386,068	1,142,370,450	6,485,745,424

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	-	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	-	-	30,996,852
Equity Method investments	250,619,777	-	-	907,728	-	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	-	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	-	-	-	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9	Consolidated Cash Flow by segment:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment Consolidated Segment Flows at March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	(18,708,400)	45,602,169	17,428,357	(37,701,713)	9,131,393	(69,667,198)	(53,915,392)	-
Net cash flows from (used in) investing activities	(3,345,796)	(2,661,058)	(7,300,918)	(4,552,179)	20,338,715	113,192,359	115,671,123	-
Net cash flows from (used in) financing activities	(44,133,300)	(43,085,441)	(10,791,750)	15,162,992	(29,339,504)	54,225,066	(57,961,937)	-

Regional information by segment Consolidated Segment Flows at March 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	50,136,499	28,161,157	38,063,052	16,798,242	(76,279,884)	(27,430,473)	29,448,593	(98,261,013)
Net cash flows from (used in) investing activities	(19,725,538)	(6,564,223)	(19,726,453)	(3,689,500)	(12,978,595)	1,956,227	(60,728,082)	(779,284)
Net cash flows from (used in) financing activities	(62,096,669)	(21,782,042)	(21,388,430)	(14,599,511)	83,469,940	24,099,297	(12,297,415)	30,196,981

18.10	Additions to non-current assets:
	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	19,400,596	4,249,895	3,952,631	4,949,051	59,380	4,411,899	37,023,452
Intangible asset, other that goodwill	1,882,248	15,722	23,869	44	35,293	6,087,503	8,044,679

Total additions	21,282,844	4,265,617	3,976,500	4,949,095	94,673	10,499,402	45,068,131

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237
Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898
Investment properties	-	6,404,431	-	-	-	-	6,404,431
Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

18.11	Banco Paris statements:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2016 and December 31, 2015:

Statement of Financial Position	As of
Assets	3/31/2016	12/31/2015
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	2,243,047	2,112,443
Other financial assets, current	51,511,547	71,414,725
Trade receivables and other receivables	2,399,598	2,329,044
Current tax assets	917,596	879,480

Total current assets	57,071,788	76,735,692

Non-current assets
Other non-financial assets, non-current	10,083	11,658
Trade receivable and other receivables, non-current	9,472,940	9,657,812
Receivables from related entities, non-current	464,720	286,971
Intangible assets other than goodwill	4,006,476	4,007,116
Property, plant and equipment	644,213	694,961
Deferred income tax assets	7,757,806	7,369,856

Total non-current assets	22,356,238	22,028,374

Total assets	79,428,026	98,764,066

	As of
Net equity and liabilities	3/31/2016	12/31/2015
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	21,327,051	39,573,017
Trade payables and other payables	3,497,195	2,214,908
Current income tax liabilities	122,755	120,617
Current provision for employee benefits	95,251	122,004

Total current liabilities	25,042,252	42,030,546

Non-current liabilities
Other financial liabilities,	8,049,740	8,235,347
Trade accounts payables	857,146	1,845,689
Deferred income tax liabilities	1,090,121	1,136,117

Total non-current liabilities	9,997,007	11,217,153

Total liabilities	35,039,259	53,247,699

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	(1,132,983)	762,673
Other reserves	5,942,329	5,174,273

Net equity attributable to controlling shareholders	44,388,767	45,516,367
Non-controlling interest	-	-

Total net equity	44,388,767	45,516,367

Total net equity and liabilities	79,428,026	98,764,066

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2016 and 2015,

	For the three months ended March 31,
Statement of profit and losses	2016	2015
	ThCh$	ThCh$

Revenues from ordinary activities	413,979	11,854,262
Cost of Sales	8,120	(2,292,314)

Gross Margin	422,099	9,561,948
Administrative expenses	(1,925,360)	(6,520,421)
Financial income	435,537	102,343
Financial expenses	(452,093)	(2,095,999)
Other losses	-	(589)
Exchange differences	(44,975)	18,439

Profit before tax	(1,564,792)	1,065,721
Income tax charge	431,809	(232,243)

Profit from ongoing operations	(1,132,983)	833,478

Net (loss) profit	(1,132,983)	833,478

19	Restrictions, contingencies, legal proceedings and other matters

19.1	Civil legal proceedings

•
The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and  Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of March 31, 2016. The amounts of these claims are covered by a civil liability insurance policy.

•
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2015 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its decision. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

On December 23, 2015 Cencosud filed an appeal to the Supreme Court alleging to obtain the “SEREMI’s”decision issued on November 25, 2015. The Court has sustained the allegation is waiting to a definitive decision. The Company will keep following the legal channels to obtain a positive outcome. It is estimated that the chances of obtaining a favorable outcome to the position of the Company are reasonably higher than obtaining an unfavorable outcome.

•
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

•
A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

Cencosud Brasil Comercial Ltda has reported no other civil proceedings to reveal as of March 31, 2016.

•
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S.A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to USD 120 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

•
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products.

The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.

To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.

Potential fines in this case could be up to 30,000 UTA (approximately U.S. $23 million at the time of the suit filing).

19.2	Taxation legal proceedings

As of March 31, 2016, the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$

Chile	Cencosud S.A.	Shares transference cost	9,346,562	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	28,889,219	Trial	Positive
	Cencosud Retail S.A.	Offsetting losses	1,915,547	Appeal	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	3,397,720	Trial	Positive
	Eurofashion Limitada	Assets transference, deductible expenses	629,646	Appeal	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	1,634,534	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,816,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,170	Trial	Positive
	Paris Administradora Centro Limitada	First category income tax	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,572	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax	1,022,262	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	15,778,705	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	10,047,000	Trial	Positive
	Cencosud Comercial Ltda	Actvities monthly tax	5,827,260	Trial	Positive

[1] Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations, discounts and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided by the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues

The tax contingencies and taxation legal proceedings disclosed above are deemed to be of a positive outcome.

20                                Stock options

As of March 31, 2016 the Company has shared-based compensation plans for executives of Cencosud S,A, and affiliates which had no changes compared with Decmeber 31, 2015.

As of March 31, 2015 the Company had the share-based compensation plans for executives decribed as “2014 retention plan for executives” and “2015 retention plan for executives” of Cencosud S,A., and affiliates recognized as of December 31, 2014.

	Numbers of shares		Numbers of shares
	As of		As of
Stock options granted to key executives	3/31/2016	12/31/2015	3/31/2015	12/31/2014
1) Outstanding as of the beginning of the period	35,676,984	25,191,698	25,191,698	22,010,664
2) Granted during the period	-	35,526,934	-	10,152,500
3) Forfeited during the period	(242,500)	(18,596,806)	(2,173,201)	(1,762,368)
4) Exercised during the period (see note 15.2)	(13,735,659)	-	-	-
5) Expired at the end of the period	-	(6,444,842)	-	(5,209,098)
6) Outstanding at the end of the period	21,698,825	35,676,984	23,018,497	25,191,698
7) Vested and expected to vest at the end of the period	21,698,825	35,676,984	23,018,497	25,191,698
8) Eligible for exercise at the end of the period	380	412	650	675

Stock options—Impact in P&L	As of March 31, 2016	As of March 31, 2015
	ThCh$	ThCh$
Impact in the income statement	3,739,726	806,065

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of March 31, 2016 had a weighted-average contractual life of 0.71 years, 0.48 years and 0.33 years respectively. As of December 31, 2015 those options had a weighted-average contractual life of  0.96 , 0.73 years and 0.42 years respectively.

21          Aseets and liabilies classified as held for sale, and discontinued operations

As of March 31, 2016 and December 31, 2015 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1) Balance of the assets and liabilities classified as non-current assets for disposal - “held for sale”, as of March 31, 2016 are presented as follows:

Assets	3/31/2016 Unaudited
ThCh$
Current assets
Receivables due from related entities, current	1,516,720
Inventories, current	828,880

Total current assets	2,345,600

Non-current asset
Equity method investments, non-current	55,573,806
Property, plant and equipment	33,221,019
Investment property	2,939,242

Total non-current assets	91,734,067

Total non-current assets classified as held for sale	94,079,667

Liabilities	3/31/2016 Unaudited
ThCh$

Current liabilities
Other financial liabilities, current	524,033
Trade payables and other payables, current	1,918,049
Other provisions, current	52,885
Current provision for employee benefits	30,946

Total current liabilities	2,525,913

Non-current liabilities
Other financial liabilities, non current	3,333,058

Total non-current liabilities	3,333,058

Total non-current liabilities classified as held for sale	5,858,971

Detail of the assets and liabilities classified as non-current assets for disposal as “held for sale” as of March 31, 2016 are presented below:

a)	Sale of non-strategic assets: Pieces of land Chile

A s of March 31, 2016, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.

The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.

Non-current assets and liabilities classified as held for sale as of March 31, 2016 are presented as follows:

Property, plant and equipment; and Investment property held for sale	ThCh$

Land	13,573,153
Fixed assets under leasing agreements	6,640,255
Facilities	282,659
Furnishings	49,599
Buildings	4,497,102
Machinery and equipments	412,973

Total property, plant and equipments	25,455,741

Other financial liabilities, current and non-current - Leasing	(3,857,091)

Investment property	2,939,242

Detailed assets, classified as held for sale, has been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

b)	Inmobiliaria Mall Viña del Mar S.A. Investment - Chile

On March 1, 2016 the Company reached an agreement with Parque Arauco S.A. ("Parque Arauco") to sell the shares of Comercial de Tiendas S.A. own in Inmobiliaria Mall Viña del Mar S.A., corresponding to 433 ordinary shares, which are equivalent to the third part of the issued shares. Such investment is presented as follows as of  March 31, 2016:

Mall Viña del Mar S.A. Investment - Chile	3/31/2016 ThCh$

Equity method investments, non-current	55,573,806
Receivables due from related entities, current	1,516,720

Total Mall Viña del Mar S.A. investment classified as held for sale	57,090,526

This investment was presented as part of the shopping centers segment.

c)	Gas stations - Colombia

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, has been included within the assets and liabilities held for sale as of March 31, 2016, are presented as follows:

Gas stations - Colombia	3/31/2016 ThCh$

Property, plant and equipment	7,765,278
Inventories	828,880
Trade payables and other payables, non-current	(1,918,049)
Other provisions, current	(52,885)
Current provision for employee benefits	(30,946)

Total gas stations classified as held for sale	6,592,277

The Company determined a plan for the sale of these assets, for which is expected to be completed in one year.

2) Discontinued operations as of March 31, 2015

Sale of the financial retail services division - Chile

From June 2014 the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement for which Bank of Nova Scotia (BNS) Chile acquired 51% interest and took control of the division of retail financial services of the Company in Chile. This transaction was formally completed on May 1, 2015.

a)	Results of discontinued operations for the three months ended March 31, 2015:

Statement of profit and loss by function – Discontinued operations	3/31/2015 ThCh$ (Unaudited)
Revenues from ordinary activities	45,875,537
Cost of sales	(16,382,694)

Gross Margin	29,492,843

Other revenues by function	413,602
Sales, general and administrative expenses	(8,952,225)
Other expenses by function	(3,124,010)
Other gains	5,283

Results from operating activities	17,835,493

Finance income	102,345
Finance expenses	(10,595,262)
Exchange differences	(4,341,757)
Gain from indexation	1,383

Results from operating activities before income tax	3,002,202
Income Tax	(675,495)

Net profit for the period	2,326,707
Basic earnings (loss) per share	5.3
Diluted earnings (loss) per share	5.3

b)	Cash flows from (used in) discontinued operations for the three months ended March 31, 2015 are presented as follows:

Statement of cash flows – Discontinued operations	3/31/2015 ThCh$
ThCh$
Net cash used in operating activities	(98,261,013)
Net cash used in investing activities	(779,284)
Net cash from (used in) financing activities	30,196,981

22	Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 32,805,216 and ThCh$ 33,357,900, for the periods according to the following detail:

	For the three months ended March 31,
Expenses (benefit) due to income tax, current and deferred tax portions (presentation)
	2016	2015
	ThCh$	ThCh$
Current tax expense	34,784,903	36,724,451

Deferred tax (benefit) expense due to taxes arising from the creation and reversal of temporary differences(income	(2,190,153)	3,291,632
Deferred tax benefit (expenses) ) due to taxes arising from the changes in tax rates or new rates	210,466	(6,658,183)

Total deferred tax benefits, net	(1,979,687)	(3,366,551)

Income tax Expense, net	32,805,216	33,357,900

	For the three months ended March 31,
Expenses (benefit) due to income tax, by source (national, foreign) (presentation)
	2016	2015
	ThCh$	ThCh$
Current income tax expense, Net, Foreign	29,054,865	27,177,567
Current income tax expense, Net, Local	5,730,038	9,546,884

Current income tax expense, Net, Total	34,784,903	36,724,451

Deferred income tax benefit, Net, Foreign	(7,551,547)	(3,630,797)
Deferred income tax expense, Net, Local	5,571,860	264,246

Deferred income tax benefit, Net, Total	(1,979,687)	(3,366,551)

Income tax Expense on continuing operations	32,805,216	33,357,900

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

	For the three months ended, March 31
Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	2016	2015
	ThCh$	ThCh$
Income tax expense using the legal rate	34,040,173	19,969,294

Tax effect of rates in other territories	6,216,679	3,803,608
Tax effect on non-taxable incomes	-	(43,652)
Tax effect on non-deductible expenses	3,956	4,422,214
Price level restatement	(4,330,268)	326,991
Tax rate effect of adjustments for current tax of prior periods	(3,353,497)	-
Chile – Tax effect on translation reserves (derivatives)	1,556,537	-
Colombia –Presumptive Income rate adjustment 9% (rate 34% and credit 25%)	-	203,874
Tax effect of changes in tax rates	(210,466)	(6,658,183)
Effect of share of profit of equity-accounted investee.	-	(1,745,343)
Brazil – Tax losses valuation	-	6,558,681
Chile –not recognized provisional payment on absorbed profits	-	4,216,538
Other (decrease) increase for legal tax	(1,117,898)	2,303,878

Adjustments to tax expenses using the legal rate, total….	(1,234,957)	13,388,606

Income tax expense using the effective rate	32,805,216	33,357,900

Main components of effective tax rate reconciliation include:

i.	During 2015, taxable losses benefit was not recognized over parent company ThCh$ 4,216,538 (taxable income ThCh$ 18,740,169 at 22.5% rate)
ii.
A provision related to taxable losses is recognized on Mercantil Rodriguez acquisition and bargain purchase effect related to a merge was recorded in Brazil during the first quarter of 2015 (ThCh$ 6,558,681)

a)	Tax losses:
The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

These losses have been produced in countries where there is no limited period for their use, and reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

Chile
The current income tax rate in Chile that affects the Company is 22.5% (Dec 2014: 21%; Dec 2013: 20%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

According to regulations applicable to open listed societies, the income tax system applicable by Cencosud is the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries
The rates that affect its foreign subsidiaries are: 35% in Argentina, 39% in Colombia, 28% in Peru and 34% in Brazil. Peru enacted in law Nº 30.296 which envisages gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards.

In addition, law 1,739 modified the income tax for equity “CREE” tax [1] from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% and 9% rates were established in a temporary way for the 2015, 2016, 2017 and 2018 financial years respectively.

[1] The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

d)	Deferred taxes not recognized.
The Company has no unrecognized deferred taxes as of the date of these financial statements.

23	Changes in accounting policies

From September 2015,
Company’s Management has decided to reassess its accounting policy regarding the classification in the income statement of the gains and losses related to the ineffective portion of the hedges. Consequently, given the nature and purpose of the derivative financial instruments designated as hedges (economical and those complying with IAS 39 guidance), as well as the nature of hedged items and the activities for which such financial instruments were contracted, the Company has concluded that the ineffective portion of the effects of measurement at fair value such derivative financial instruments should be recognized in the same line item of the income statement that those accounting effects of the related hedge items. Furthermore, the Company believes that the new classification of gains and losses derived from the ineffective portion of hedging derivatives and non-hedging derivatives will improve the financial information for its users as these will not affect operating profit and will provide more relevant and reliable information. The voluntary change in this accounting policy will be applied retrospectively for the whole periods that need to be revealed comparatively.

Accordingly, changes in the fair value of derivatives financial instruments arising from the ineffective portion of hedging interest rate risk should be recognized in the line item "finance expense" in accordance with the new accounting policy, and those effects arising from the change in fair value related to the ineffective portion of hedging the exchange rate risk are recognized in the line item "exchange differences". By applying this change, the effects are recognized separately and according to the hedged risk (exchange rates difference or interest expense), thus preventing these impacts are mixed with various other operational transactions that are presented in the caption "Other gains (losses)"

Previously, measurement effects at fair value related to the ineffective portion of designated hedges and other economic hedges, over financial instruments and derivative contracts were recognized under the caption "other gains and losses", including components with an evident financial nature and origin, within the operating profit.

23.1	Impacts of the change in the accounting policy

The voluntary change in this accounting policy was applied retrospectively for the whole periods that need to be revealed comparatively.

In detail, the change in accounting policy for the three months ended as of March 31, 2016, and 2015 is shown as follows:

Effects of the Change	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Before change	Change effects	After change	Before change	Change effects	After change
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other losses	(3,462,534)	-	(3,462,534)	(9,554,285)	(1,015,659)	(10,569,944)

Operating profits	169,399,346	-	169,399,346	117,511,186	(1,015,659)	116,495,527
Finance expenses	(69,323,451)	-	(69,323,451)	(56,783,372)	2,235,574	(54,547,798)
Exchange differences	38,525,604	-	38,525,604	(11,589,847)	(1,219,915)	(12,809,762)

Profit before tax	141,834,053	-	141,834,053	53,462,752	-	53,462,752
Profit from continuing operations	109,028,837	-	109,028,837	20,104,852	-	20,104,852
Profit from discontinued operations	-	-	-	2,326,707	-	2,326,707
Profit	109,028,837	-	109,028,837	22,431,559	-	22,431,559

24                                Subsequent events

•
On April 18, 2016, Sociedad Comercial de Tiendas S.A., a subsidiary of Cencosud SA, sold the owned shares of the society Inmobiliaria Mall Viña del Mar S.A., to “Parque Arauco” and "Ripley" in equal parts, for an amount of ChTh$ 110,574,884.

This transaction will generate a positive result net of taxes estimated Ch$ 28,000 million within the Cencosud’s consolidated interim financial statements of profit and losses of the second quarter 2016.

•
On April 2016 torrential rains sent off from the Andes mountains flooded the neighborhood of Providencia. The rain water diverted by the Mapocho river flooded part of the underground areas, causing several damages to the Costanera Center Mall facilities. The Company is currently following processes to assess ravages and present claims to the insurance companies.

•
The Ordinary Shareholders Meeting, held on April 29, 2016, defined a final dividend chargeable to 2015 profits of Ch$ 25.92268 per share, equivalent to 80.55% of the 2015 net distributable profits and amounted to Ch$ 73,684,180. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of Ch$ 10 per share; plus (ii) the distribution of an interim dividend of Ch$ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of Ch$ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981. The payment of the above dividend will be made from May 17, 2016.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.